NO ACT

PE
2-2-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025732

March 27, 2012

Christian P. Callens
Skadden, Arps, Slate, Meagher & Flom LLP
CHRISTIAN.CALLENS@SKADDEN.COM

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-27-12

Re: Devon Energy Corporation
Incoming letter dated February 2, 2012

Dear Mr. Callens:

This is in response to your letters dated February 2, 2012 and March 1, 2012 concerning the shareholder proposal submitted to Devon Energy by Walden Asset Management, the Edward W. Hazen Foundation, the Funding Exchange, the First Parish in Cambridge, Mercy Investment Services, Inc., the Needmor Fund, the Russell Family Foundation, and Walden Social Equity Fund. We also have received a letter from the proponents dated February 21, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Timothy Smith
Walden Asset Management
tsmith@bostontrust.com

March 27, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Devon Energy Corporation
Incoming letter dated February 2, 2012

The proposal requests that the board authorize the preparation of a report on lobbying contributions and expenditures that contains information specified in the proposal.

We are unable to concur in your view that Devon Energy may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading. In addition, we are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to demonstrate with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Devon Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Devon Energy may exclude the proposal under rule 14a-8(i)(5). Based on the information presented, we are unable to conclude that the proposal is not "otherwise significantly related" to Devon Energy's business. Accordingly, we do not believe that Devon Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(5).

We are unable to concur in your view that Devon Energy may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses primarily on Devon Energy's general political activities and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that Devon Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1000 LOUISIANA, SUITE 6800
HOUSTON, TEXAS 77002-5026

TEL: (713) 655-5100
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March 1, 2012

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Devon Energy Corporation 2012 Annual Meeting of Stockholders
Proposal of Walden Asset Management and Co-Filers

Ladies and Gentlemen:

By letter dated February 2, 2012 (the "No-Action Request"), on behalf of Devon Energy Corporation ("Devon"), we requested confirmation that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") will not recommend enforcement action if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Devon omits a shareholder proposal and supporting statement (the "Proposal") that it received from Walden Asset Management ("Walden") and the co-filers identified below (collectively with Walden, the "Proponents") from inclusion in the proxy materials to be distributed by Devon in connection with its 2012 annual meeting of shareholders (the "proxy materials"). By letter dated February 21, 2012 (the "February 21 Letter"), the Proponents asked the Staff to deny Devon's request to omit the Proposal from the proxy materials.

This letter responds to the February 21 Letter and supplements, and should be read in conjunction with, the No-Action Request. In accordance with Rule 14a-8(j), a copy of this letter is also being sent to the Proponents.

Rule 14a-8(i)(3) and Rule 14a-9 - Vague and Indefinite; Misleading

In the February 21 Letter, the Proponents direct the Staff to a definition of the term "lobbying." However, the Proponents deliberately omitted the second, broader

definition of "lobbying" that is included in the online Merriam Webster Dictionary cited by the Proponents and, in the No-Action Letter, by Devon.

The Proponents then try to clarify the meaning of "direct and indirect" lobbying, explaining in the February 21 Letter that:

> "The term direct lobbying is intended to require disclosure of lobbying undertaken by Devon or at Devon's specific request. The inclusion of indirect lobbying expenditures is intended to require disclosure of the large amounts of lobbying done on behalf of Devon by trade associations and other tax-exempt organizations through use of Devon's financial resources."

The Proposal, however, does not contain any of these limitations and does not otherwise provide guidance as to how the Proposal is intended to be interpreted. For example, a reasonable shareholder would not conclude from the Proposal that the term "indirect lobbying" is intended only to require Devon to disclose "large amounts" of lobbying conducted by "trade associations and other tax-exempt organizations" on Devon's behalf. Moreover, even the newly suggested limitation of "large amounts of lobbying done on behalf of Devon" is unclear and highlights the impossibility in interpreting the Proposal.

The Proponents also state that the Proposal would not apply to payments by or memberships of any directors or employees. The Proponents, though, fail to address Devon's concern, as explained in the No-Action Letter, that the Proposal could be read to apply to any such payments by or memberships of directors or employees that may be reimbursable by Devon, such as dues for bar associations or other professional organizations, many of which groups advocate on issues germane to such groups.

The Proponents argue that the terms "contribution," "expenditure" and "payment" used in the Proposal are intended to have the same meaning. Devon respectfully submits that there is a distinct difference between such terms but the Proposal is not clear as to what is intended. For example, to the extent that the report must cover decision-making for lobbying "expenditures," shareholders may expect that the report would require Devon to address not only when payments are made to third parties, but also when its employees' work on matters on Devon's behalf that could fall within the broad definition of "lobbying," such as the efforts of Devon personnel in preparing a comment letter to the SEC in response to the SEC's proposed rulemaking on the revised oil and gas disclosures (*see* Release No. 33–8995) or of Devon's executive chairman when he was invited to address the House Energy and Commerce Committee on job creation in the natural gas industry. The Proponents maintain in the February 21 Letter, however, that "expenditure" and

"payment" are the same, calling into question how shareholders could reach the same conclusion as to what is required by the Proposal.

Finally, Devon would also like to direct the Staff's attention to one further manner in which the Proposal is materially misleading. The supporting statement of the Proposal provides:

> "For example, a company may lobby directly or through a trade association to weaken the Foreign Corrupt Practices Act, or stop the EPA from regulating climate change or trying to limit the Consumer Finance Protection Bureau. Devon is actively involved in the American Petroleum Institute & National Association of Manufacturers both very active lobbyists."

The inclusion of these statements would lead a reasonable shareholder to conclude incorrectly that Devon is actively working (either directly or through the associations referenced) to change laws unrelated to its business and that would cast a negative light on any company, namely the implication that Devon desires to weaken anti-bribery laws and limit consumer protection. As this statement serves as the purported basis for the reason that shareholders should vote in favor of the Proposal, it is a materially misleading claim that justifies the omission of the Proposal.

Accordingly, the clarifications proffered by the Proponents in the February 21 Letter merely serve to underscore the vagueness of the Proposal, and the inclusion of materially misleading statements in the Proposal distinguish the Proposal from similar proposals considered by the Staff in *Abbot Laboratories Inc.* (February 8, 2012) and *Verizon Communications Inc.* (February 21, 2012), thereby justifying the omission of the Proposal by Devon under Rule 14a-8(i)(3).

Rule 14a-8(i)(5) – Relevance; Rule 14a-(8)(i)(7) – Management Functions

In the February 21 Letter, the Proponents argue that the Proposal should not be omitted under Rules 14a-8(i)(5) and (i)(7) because the Proposal addresses "ethical issues" and "significant social policy issues" related to a particular oil and gas extraction method known as "hydraulic fracturing," energy tax proposals and the Keystone Pipeline. None of these issues, however, is mentioned in the Proposal. Instead, as noted above, the supporting statement of the Proposal misleads shareholders to believe that Devon is trying to weaken anti-bribery laws and block consumer protection.

If the Staff analyzes the Proposal on its face and does not take into consideration the new issues cited by the Proponent in the February 21 Letter, then the Proposal should be omitted under Rule 14a-8(i)(5) because the Proposal relates to business and operations well below the 5% total asset threshold set forth in the

rule, a point conceded by the Proponents in the February 21 Letter . However, if these new issues are considered, then the Proposal is excludable under Rule 14a-8(i)(7) as described below.

Devon believes that the Proponents did not identify hydraulic fracturing, energy taxes or pipelines in the Proposal because those issues all relate to Devon's day-to-day operations. As recently noted by the Staff, when a proposal and supporting statement read together "focus primarily on [a company's] specific lobbying activities that relate to the operation of [that company's] business," then the company may omit that proposal. *Duke Energy Corporation* (February 24, 2012) (granting no-action on the exclusion of a proposal that would require the company to prepare a report related to lobbying activities concerning global warming). Further, to the extent that Devon is seeking to "stop the EPA from regulating climate change" as suggested by the supporting statement of the Proposal, then, applying the rationale of the *Duke Energy Corporation* letter, such activity would fall within Devon's ordinary business and, therefore, would render the Proposal excludable.

For the reasons stated, we respectfully request that the Staff not recommend any enforcement action if Devon excludes the Proposal from the proxy materials. If the Staff disagrees with Devon's conclusion to omit the Proposal, we again request the opportunity to confer with the Staff prior to the final determination of the Staff's position.

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,

Christian P. Callens

cc: Carla Brockman (Vice President, Corporate Governance and Secretary, Devon)

Timothy Smith
Senior Vice President
Walden Asset Management
One Beacon Street
Boston, MA 02108
fax: 617-227-3664 and 617-227-2670
tsmith@bostontrust.com

Michael Lent
Treasurer
The Edward Hazen Foundation
333 Seventh Avenue, 14th Floor
New York, NY 10001
e-mail: hazen@hazenfoundation.org

Barbara Heisler
Executive Director
Funding Exchange
666 Broadway, Suite #500
New York, NY 10012
fax: 212-982-9272
email: fexexc@aol.com

Jennifer Griffith
The First Parish in Cambridge
3 Church St.
Cambridge, MA 02138

Valeria Heinonen, o.s.u.
Mercy Investment Services, Inc.
205 Avenue C
New York, NY 10009
heinonenv@juno.com

Susan Smith Makos
Vice President of Social Responsibility
Mercy Investment Services, Inc.
2039 North Geyer Road
St. Louis, MO 63131-3332
smakos@sistersofmercy.org

Daniel Stranahan
Chair - Finance Committee
The Needmor Fund
c/o Daniel Stranahan
2123 West Webster Avenue
Chicago, IL 60647

Richard Woo
CEO
The Russell Family Foundation
P.O. Box 2567
Gig Harbor, WA 98335

Lucia Santini
President
Walden Social Equity Fund
One Beacon Street
Boston, MA 02108
fax: 617-227-3664 and 617-227-2670

Walden Asset Management
Advancing sustainable business practices since 1975

February 21, 2012

VIA EMAIL (shareholderproposals@sec.gov)
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of Walden Asset Management and co-sponsors; request by Devon Energy for no-action determination

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, Walden Asset Management and co-filers Needmor Fund, Russell Family Foundation, Mercy Investment Services, First Parish in Cambridge, Funding Exchange, Edward W. Hazen Foundation and Walden Social Equity Fund (together, the "Proponents") submitted to Devon Energy Corporation ("Devon") a shareholder proposal (the "Proposal") asking Devon to provide an annual report disclosing its policies and procedures related to lobbying as well as certain information regarding payments used for lobbying.

In a letter dated February 2, 2010 (the "No-Action Request"), Devon stated that it intends to omit the Proposal from its proxy materials being prepared for the 2012 annual meeting of shareholders. Devon claims that it may exclude the Proposal pursuant to Rule 14a-8(i)(3), on the ground that the Proposal is materially false or misleading, Rule 14a-8(i)(5), on the ground that the Proposal is not relevant to business operations, and Rule 14a-8(i)(7), because the Proposal relates to ordinary business.

As discussed more fully below, Devon has not met its burden of establishing its entitlement to rely on any of those exclusions. Accordingly, Proponents respectfully ask the Staff to decline to grant the relief requested by Devon.

The Proposal

The Proposal urges Devon to report annually on:

A Division of Boston Trust & Investment Management Company
One Beacon Street Boston, Massachusetts 02108 617.726.7250 Fax: 617.227.2690

"1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for
   a. direct and indirect lobbying contribution or expenditure; and
   b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a 'grassroots lobbying communication' is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation."

The Proposal's supporting statement asserts shareholders' need to evaluate the potential impact on share value of the company's lobbying expenditures and highlights Devon's involvement in two trade associations. The supporting statement also discusses gaps in current lobbying disclosure rules and the extent of Devon's federal lobbying expenses as reported in federal lobbying reports.

The Proposal Defines Key Terms With Enough Specificity That Both Shareholders and Devon Can Determine What the Proposal Requests

Devon claims that the Proposal is excessively vague and thus excludable pursuant to Rule 14a-8(i)(3) as materially false or misleading.

First, Devon points to the term "lobbying," arguing that its meaning is unclear. "Lobbying" is not an obscure or technical term. The Merriam Webster Dictionary says that the intransitive "to lobby" means "to conduct activities aimed at influencing public officials and especially members of a legislative body on legislation." (available at http://www.merriam-webster.com/dictionary/lobby) Examples suggested by Devon argue that the term "lobbying" would be unclear e.g. would lobbying "apply to any type of encouragement of action by a legislator towards a certain outcome or whether the encouragement must be directed towards specific legislation, as would be the case with a 'grassroots lobbying communication." However each of these examples clearly fall under

the definition of lobbying.

Similarly, Devon's objection, on grounds of vagueness, to the Proposal's request that Devon disclose payments "both direct and indirect" used for direct lobbying and grassroots communications is unfounded. The term direct lobbying is intended to require disclosure of lobbying undertaken by Devon or at Devon's specific request. The inclusion of indirect lobbying expenditures is intended to require disclosure of the large amounts of lobbying done on behalf of Devon by trade associations and other tax-exempt organizations through use of Devon's financial resources. Neither of these terms is unclear or vague. In fact, companies regularly include both direct and indirect lobbying expenditures in their public quarterly reports to the Senate.

Devon also queries whether element 3 of the Proposal, which asks for disclosure of membership in and payments to any tax-exempt organization that writes and endorses model legislation," could require disclosure of Devon officers, directors and employees memberships in tax-exempt organizations or might apply to Devon employees who are members of bar associations and the AICPA, which may comment on ethical standards or regulations. It is neither unclear nor is it a logical interpretation that the resolution would require disclosure of payment by Devon's officers or directors.

These objections are specious. It is clear from the language and structure of the "resolved" clause of the Proposal, which speaks solely of policies, procedures and processes of Devon, as well as from the supporting statement, which focuses solely on conduct engaged in by Devon, that the requested disclosures relate to Devon's own payments and memberships and not to payments or memberships of any other person. Payments made by Devon's directors or employees from their personal funds (including payments of dues for memberships in tax-exempt organizations) do not deplete the corporate treasury, imply corporate endorsement, create reputational risk for Devon, or otherwise advance or negatively impact shareholder welfare. Such payments by other persons are not included by the specific language of the Proposal. Devon's efforts to introduce complexity where none exists do not make the Proposal impermissibly vague.

Finally, Devon's asserted confusion over what is meant by "payments" and "contribution or expenditure" as used in the Proposal seems disingenuous. It is clear from reading the proposal that "contribution or expenditure" make up "payments." In fact, numerous companies already provide investors with such disclosure understanding full well what these terms and categories mean.

The Division recently rejected similar vagueness claims made by Abbott Laboratories regarding a proposal substantially identical to the Proposal. (<u>See</u> Abbott Laboratories Inc. (Feb. 8, 2012)) We respectfully urge that Devon's arguments be rejected as well.

<u>Devon's Lobbying Is "Otherwise Significantly Related" to its Business</u>

Devon claims that the Proposal is not relevant to its business operations and therefore excludable pursuant to Rule 14a-8(i)(5). Rule 14a-8(i)(5) allows exclusion of a proposal if it "relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significant related to the company's business." Devon urges that the Proposal is excludable because the amounts involved in lobbying efforts is less than 5% of the Company's total assets and net earnings/gross sales. (<u>See</u> No-Action Request at 6-7)

But the quantitative threshold on which Devon relies is not absolute. The Commission has stated that proposals dealing with "ethical issues" may be significantly related to a company's business "when viewed from a standpoint other than a purely economic one." In that regard, the Commission provided examples of nuclear power plant construction, doing business in South Africa and marketing of infant formula. (Exchange Act Release 19,135 (Aug. 16, 1983))

Devon's lobbying efforts are "otherwise significantly related" to its business due to the significant risks lobbying can create. Among the issues on which Devon lobbied, as described in its 2011 Fourth Quarter Lobbying Report, were the Fracturing Responsibility and Awareness of Chemicals Act of 2009, energy tax proposals and the Keystone Pipeline.
(<u>See</u> <u>http://soprweb.senate.gov/index.cfm?event=getFilingDetails&filingID=16a00f2b-a41a-4ee6-b441-34aa4f0f38b6</u>) Hydraulic fracking (a method of extracting natural gas) and the Keystone Pipeline are controversial issues, and lobbying on them could thus give rise to reputational risks for Devon. Accordingly, exclusion of the Proposal on relevance grounds is inappropriate.

<u>Corporate Lobbying is a Significant Social Policy Issue, Defeating Reliance on the Ordinary Business Exclusion</u>

Devon contends that it is entitled to omit the Proposal in reliance on Rule 14a-8(i)(7), which allows exclusion of a proposal that relates to the company's ordinary business operations. The purpose of the exclusion is to keep stockholders from micromanaging the company's day-to-day business decision making. The exclusion reflects the Commission's judgment that shareholders generally do not have sufficient information to make ordinary business decisions and that stockholder oversight of such decisions is impractical because those decisions are made daily.

The ordinary business exclusion does not apply, however, to a proposal dealing with a "significant social policy issue," even if the subject matter of the proposal would otherwise be considered ordinary business. The Staff determined last year that a similar proposal seeking lobbying disclosure focused primarily on a company's "general political

activities" and did "not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate." (See International Business Machines Corporation (Jan. 24, 2011)) We urge that this reasoning applies equally to the Proposal, which is substantially similar to the proposal in International Business Machines Corp. In addition, many companies have Board oversight of political spending and lobbying activities not because they wish to micromanage but because they understand the need for oversight in light of potential business and reputational risks.

* * * *

In sum, the terms in the Proposal that Devon asserts are excessively vague or indefinite in fact have everyday dictionary definitions that are commonly understood by companies, shareholders, and others. Corporate lobbying is "otherwise significantly related" to Devon's business because of the significant risks it creates and the widespread public debate about lobbying, as manifested in intensive media attention as well as legislative and regulatory initiatives, shows that lobbying is a "significant social policy issue." Therefore, Devon has failed to establish that it is entitled to omit the Proposal in reliance on Rule 14a-8(i)(3), Rule 14a-8(i)(5) or Rule 14a-8(i)(7). Thus, the Proponents respectfully ask that the Division decline to grant Devon's request for no-action relief.

The Proponents appreciate the opportunity to be of assistance in this matter and stand ready to answer any questions from the staff.

Sincerely,

Timothy Smith

Timothy Smith
Senior Vice President
Walden Asset Management

cc: Carla Brockman, Vice President, Corporate Governance and Secretary, Devon Energy
Christian Callens, Esq., Skadden Arps

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1000 LOUISIANA, SUITE 6800
HOUSTON, TEXAS 77002-5026

TEL: (713) 655-5100
FAX: (713) 655-5200
www.skadden.com

DIRECT DIAL
713-655-5103
DIRECT FAX
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EMAIL ADDRESS
CHRISTIAN.CALLENS@SKADDEN.COM

February 2, 2012

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Devon Energy Corporation 2012 Annual Meeting Stockholders
Proposal of Walden Asset Management and Co-Filers

Ladies and Gentlemen:

We are submitting this letter on behalf of Devon Energy Corporation, a Delaware corporation ("Devon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Devon is seeking to omit a shareholder proposal and supporting statement (the "Proposal") that it received from Walden Asset Management ("Walden") and the co-filers to whom we are sending copies of this letter as identified below (collectively with Walden, the "Proponents") from inclusion in the proxy materials to be distributed by Devon in connection with its 2012 annual meeting of shareholders (the "proxy materials"). Copies of the Proposal as sumitted by each of the Proponents are attached as exhibits hereto. For the reasons stated below, we respectfully request that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") not recommend enforcement action against Devon if Devon omits the Proposal in its entirety from the proxy materials.

Devon intends to file the definitive proxy statement for its 2012 annual meeting more than 80 days after the date of this letter. In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter, including its attachments, is being simultaneously sent to Walden and each of the other Proponents as notice of Devon's intent to omit the Proposal from Devon's proxy materials. We will promptly forward to the Proponents any response received from the Staff to this request that the Staff transmits by email or fax only to Devon or us. Further, we take this opportunity to remind the Proponents that under the applicable rules, if a Proponent submits correspondence to the

Staff regarding the Proposal, a copy of that correspondence should be concurrently furnished to the undersigned on behalf of Devon.

The Proposal

The Proposal states:

> "Resolved, the shareholders of Devon Energy Corp. request the Board authorize the preparation of a report, updated annually, disclosing:
>
> 1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.
>
> 2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.
>
> 3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.
>
> 4. Description of the decision making process and oversight by the management and Board for
>
>   a. direct and indirect lobbying contribution or expenditure;
>
>   b. payment for grassroots lobbying expenditure.
>
> For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.
>
> Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

> The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website."

Basis for Exclusion

For the reasons described in this letter, we respectfully submit that the Proposal may be excluded from the proxy materials pursuant to:

- Rules 14a-8(i)(3) and 14a-9 because the Proposal is impermissibly vague and indefinite so as to be inherently misleading;
- Rule 14a-8(i)(5) because the Proposal is not relevant to Devon's business operations; and
- Rule 14a-8(i)(7) because the Proposal relates to a management function.

Analysis

Rule 14a-8(i)(3) and Rule 14a-9 - Vague and Indefinite; Misleading

Devon believes that it may properly omit the Proposal from the proxy materials under Rules 14a-8(i)(3) and 14a-9 because the Proposal is misleading and impermissibly vague. Rule 14a-9 prohibits a company from making a proxy solicitation that contains "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact." In addition, Rule 14a-8(i)(3) provides, in part, that a proposal may be excluded from proxy materials if the proposal is materially false or contains misleading statements. The Staff has taken the position that a shareholder proposal may be excluded from proxy materials under Rule 14a-8(i)(3) if "neither the shareholders voting on the proposal, nor the company implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (September 15, 2004) ("*SB 14B*").

The Staff has consistently held that a shareholder proposal is excludable under Rule 14a-8(i)(3) if the proposal fails to define key terms or is subject to materially differing interpretations because neither the shareholders nor the company would be able to determine with reasonable certainty exactly what actions the proposal requires. *See, e.g., The Boeing Company* (March 2, 2011) ("*Boeing* 2011"), *General Electric Company* (February 10, 2011) ("*GE* 2011"), *Motorola, Inc.* (January 12, 2011) ("*Motorola 2011*") (allowing, in each case, for exclusion under 14a-8(i)(3) of a proposal that did not explain the meaning of "executive pay rights" because the company had numerous compensation programs, which meant that the proposal was subject to materially different interpretations); *Verizon Communications Inc.* (February 21, 2008) (allowing for exclusion of a proposal where the proposal failed to

define the terms "Industry Peer Group" and "relevant time period"); *Berkshire Hathaway, Inc.* (March 2, 2007) (allowing for exclusion of proposal under Rule 14a-8(i)(3) where proposal prohibited company from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order); *Prudential Financial Inc.* (February 16, 2007) (allowing for exclusion of a proposal where the proposal was vague on the meaning of "management controlled programs" and "senior management incentive compensation programs"); and *Woodward* 2003 (allowing for exclusion of a proposal where the proposal involved executive compensation and was unclear as to which executives were covered).

Devon believes that the Proposal is materially vague and indefinite because it fails to define key terms and is subject to multiple interpretations. Therefore, neither the shareholders nor Devon can determine with reasonable certainty what actions or measures the Proposal requires and it is excludable under Rule 14a-8(i)(3). *See Boeing* (2011); *GE* (2011); (*Motorola* 2011).

The Proposal generally addresses "lobbying" and "grassroots lobbying communication." While the Proposal defines the latter term, Devon asserts that the Proposal's failure to define "lobbying" renders the Proposal vague and susceptible to multiple interpretations. For example, the Merriam-Webster Dictionary (online edition) defines "lobbying" as "(1) to promote (as a project) or secure the passage of (as legislation) by influencing public officials; (2) to attempt to influence or sway (as a public official) toward a desired action." In contrast, the Proposal defines "grassroots lobbying communication" as a communication directed to the general public that refers to "specific legislation." Accordingly, it would be unclear to shareholders voting on the Proposal and to Devon whether the term "lobbying" is intended to apply to any type of encouragement of action by a legislator towards a certain outcome or whether the encouragement must be directed towards specific legislation, as would be the case with a "grassroots lobbying communication." The meaning of the term "lobbying" is further subject to interpretation by the Proposal's references to "direct" and "indirect" lobbying, neither of which is defined and, as discussed below, both of which are subject to numerous interpretations.

The Proposal's key terms include a request that the Board authorize the preparation of an annual report that discloses payments, "both direct and indirect," used for direct lobbying and grassroots communications. Devon believes that this requirement of the Proposal is vague and indefinite both as to *whose* payments must be disclosed and as to *what* payments must be disclosed. A shareholder voting on the Proposal could interpret the language to mean that Devon is required to disclose payments used for lobbying only if such payments are made by Devon either directly in support of "lobbying" or indirectly through another group. A materially different interpretation of the Proposal would be to read the "direct and indirect" qualifier of the term "payment" as requiring disclosure of more than just payments made by Devon. Under this reading, the Proposal could be interpreted to

require disclosure of payments made by Devon's officers or directors, or even by Devon's employees or affiliates.

Moreover, the Proposal is also unclear as to *what* payments must be disclosed. Because the "direct and indirect" requirement applies to the type of payment, it is unclear from the language of the Proposal as to what would constitute an indirect payment "used for direct lobbying" or "grassroots lobbying communications." Under one interpretation, this would only include payments to groups that are involved in lobbying, such as the American Petroleum Institute and the National Association of Manufacturers referenced in the supporting statements. However, the text of the Proposal obfuscates the meaning of the "direct and indirect" payment language by stating that the term "*include[es]* payments to trade associations" (emphasis added). Accordingly, this language suggests that rather than limiting the meaning of indirect payments to payments made to trade associations similar to the American Petroleum Institute, the Proposal intends to pick up a much broader set of payments without providing any instruction to Devon or to the shareholders voting on the Proposal as to the types of payments subject to the Proposal. As a result, a shareholder voting on the proposal could also read this language in the broadest sense to expect disclosure of all payments made by employees, including in their individual capacities as citizens, in connection with "direct lobbying" or "grassroots lobbying communications." Further, Devon notes that the Proposal draws a distinction between "direct and indirect lobbying" and "indirect payments for direct lobbying" but provides Devon with no guidance as to what types of activities or payments must be disclosed in either case.

The Proposal is also impermissibly vague in suggesting the disclosure of "membership in and payments to any tax-exempt organization that writes and endorses model legislation." As with other provisions of the Proposal, this language is subject to materially different interpretations. One reading of the Proposal would interpret the language to include only Devon's membership in tax-exempt organizations. Under a materially different interpretation, the language would require disclosure of Devon's officers', directors' and employees' membership in tax-exempt organizations and any donations made by Devon under its corporate giving program to charities that advocate legislation in furtherance of their particular cause, regardless of whether such legislation is related to Devon's business or whether Devon intended to support such legislative activities. Similarly, to the extent that Devon's employees are members of professional groups for which Devon pays or reimburses the dues and that comment on ethical standards or regulations, such as bar associations and the AICPA, it is unclear whether such payments must also be described under the Proposal. Further, to the extent that Devon's employees or outside consultants engage any regulatory agencies, such as the Environmental Protection Agency, the Bureau of Ocean Energy Management, Regulation and Enforcement, the Federal Energy Regulatory Commission or even the SEC, concerning the application or interpretation of any regulations applicable to Devon, it is unclear whether such efforts would be subject to the Proposal.

Devon believes that other aspects of the Proposal are similarly vague. For example, the Proposal also requires Devon to describe its decision making process and oversight concerning "direct or indirect lobbying contribution or expenditure" and "payment for grassroots lobbying expenditure." Given that the Proposal generally discusses payments, it is unclear what is meant by a "contribution or expenditure" if not a payment. Further, while the Proposal defines "grassroots lobbying communications," the term "grassroots lobbying expenditure" is not defined and is seemingly broader than "grassroots lobbying communications;" however, neither the Proposal nor the supporting statement clarify the meaning.

Due to the materially different interpretations and the otherwise vague wording outlined above, we respectfully submit that Devon may properly omit the Proposal from the proxy materials under Rule 14a-8(i)(3). Neither shareholders voting on the Proposal nor Devon implementing the Proposal would be able to determine with reasonable certainty whose payments or what payments would be disclosed under the Proposal. *See SB 14B.*

Moreover, the Proposal and its supporting statement would require detailed and extensive editing to correct the numerous deficiencies, requiring that it be completely excluded from the proxy materials under Rule 14a-8(i)(3).

Rule 14a-8(i)(5) – Relevance

Devon believes that it may also properly omit the Proposal from the proxy materials under Rule 14a-8(i)(5) because the Proposal is not relevant to Devon's business operations. Rule 14a-8(i)(5) allows for the exclusion of a proposal from proxy materials "[i]f the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business."

The Staff has previously allowed proposals to be excluded from proxy materials where the proposal bears minimal relationship to the company's business, even if the proposal involves a socially significant issue. *See, e.g., Arch Coal, Inc.* (January 19, 2007) (allowing exclusion where proposal sought report regarding company's carbon dioxide emissions from power plants and company represented that it did not have any power plants); *Merck & Co., Inc.* (January 4, 2005) (allowing exclusion of proposal seeking to ban gifts obtained from the People's Republic of China where expenditures on thank you gifts totaled less than 0.0001 percent of the company's net income). Shareholder proposals must be more than ethically or socially "significant in the abstract" but must also have a "meaningful relationship to the business" of the company. *See Lovenheim v. Iroquis Brands, Ltd.*, 618 F. Supp. 554, 561 n.16 (D.D.C. 1985).

Devon believes that the Proposal is not relevant to its business operations and relates to less than 5 percent of its total assets and accounts for less than 5 percent of its net

earnings and gross sales. Specifically, while Devon does engage in some amount of lobbying activity, as reported in Devon's filings with the Internal Revenue Service, federal, state, local and grassroots lobbying constitutes less than 0.01 percent (one one-hundredth of a percent) of Devon's total assets. Moreover, lobbying activities are not otherwise significantly related to Devon's business operations. Because the Proposal is not relevant to Devon's business and lobbying contributions account for less than 5 percent of Devon's assets, net earnings or gross sales, we respectfully submit that Devon may properly omit the Proposal from the proxy materials under Rule 14a-8(i)(5).

Rule 14a-(8)(i)(7) – Management Functions

Devon believes that it may also properly omit the Proposal from the proxy materials under Rule 14a-8(i)(7) because the Proposal relates to a management function. Rule 14a-8(i)(7) allows for the exclusion of a proposal from proxy materials "[i]f the proposal deals with a matter relating to the company's ordinary business operations." The Staff has taken the position that the general underlying policy of the "ordinary business operations" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). In determining whether a proposal falls within management's functions, the Staff considers in part whether the proposal "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." *Id.*

The Staff has consistently allowed for exclusion of shareholder proposals under Rule 14a-8(i)(7) where proposals request the Board to prepare a report that requires investigation into specific matters involving complex, lengthy, or sensitive inquiries. *See, e.g., Walt Disney Co.* (December 12, 2011) (proposal requesting the Board to create a report disclosing political donations of board members, the process for determining whether directors political beliefs violate company policy, and violations of the company's Code of Conduct); *TJX* (March 29, 2011) (proposal requesting the Board to assess the risks created by measures the company takes to minimize corporate income taxes and to prepare a report to shareholders on the assessments); *ExxonMobil Corp.* (March 3, 2011) (proposal requesting the Board to prepare a report detailing all U.S. government subsidies the company has received that effectively reduced ExxonMobil's costs of doing business); *Western Union* (March 16, 2011) (proposal requesting the Board to prepare a report on how the company is responding to regulatory, legislative and public pressures to ensure affordable health care coverage and the measures the company is taking to contain the price increases of health insurance premiums). The Staff has also allowed shareholder proposals to be excluded under Rule 14a-8(i)(7) if the proposal relates to contributions to specific types of organizations. *See Home Depot, Inc.*

(March 18, 2011) (proposal requesting the company list the recipients of corporate charitable contributions or merchandise vouchers of $5,000 or more on the company's website and supporting statement contained references to specific charitable causes).

Devon believes that the Proposal deals with a matter relating to the company's ordinary business operations because it seeks information on Devon's policies, procedures, and decision making process governing payments to trade associations and a listing of payments to trade associations. The Proposal "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment," and it is, therefore, excludable under Rule 14a-8(i)(7). *See* 1998 Release.

The Proposal's title and opening statements indicate that the Proponents are seeking additional disclosure on social policy issues related to lobbying. However, both the resolution and supporting statement request information beyond the social policy issue of Devon's contributions to lobbying organizations and into the purview of financial decisions that Devon makes in the ordinary course of business and that relate to contributions to specific types of organizations. Specifically, the Proposal requests "[a] listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying." The Proposal's supporting statement identifies the American Petroleum Institute as one such example of indirect lobbying through payments to a trade association. Devon believes that its relationship with the American Petroleum Institute and other trade associations extends to Devon's ordinary business operations. While the American Petroleum Institute may engage in legislative advocacy from time to time, Devon does not determine how this organization spends its monies.

Moreover, the American Petroleum Institute is involved in numerous other activities beyond lobbying, such as publication of essential industry standards related to petroleum and petrochemical equipment and operations, research related to economic analysis and toxicology testing, certification programs related to compliance and work safety, and education via seminars, symposia and workshops. The Proposal's request for detailed disclosure regarding Devon's relationship with the American Petroleum Institute and other trade associations, including disclosure on Devon's decision making process related to these relationships, falls directly within the category of information that would be considered ordinary business operations. This type of disclosure seeks to micro-manage Devon and to obtain complex and sensitive information related to Devon's expenditure and financial decisions.

Further, Devon has legitimate business relationships with numerous organizations or entities that may engage in lobbying activities from time to time, unbeknownst to Devon. For example, it is possible that some of Devon's suppliers are involved either directly or indirectly in activities that could be considered lobbying or grassroots lobbying communications. The Proposal's broad language could be read to indicate that Devon should disclose payments to all such suppliers and disclose information on the decision

making process for making these payments. Devon believes that this type of information falls within ordinary business operations and involves information more appropriately left to Devon's management and not direct shareholder involvement.

Due its broad and vague wording, as discussed above, the Proposal arguably would require Devon to include in the required reports any efforts or negotiations with regulatory agencies concerning the application of regulations to which Devon and its operations are subject. The interaction with regulatory agencies is an activity that is within the ordinary course of business, and as such, would constitute micro-management by the shareholders.

Devon is aware that the Staff has previously denied no-action requests for shareholder proposals that request the Board to prepare a report involving certain social policy issues. *See, e.g.*, 1998 Release; *Bank of America Corp.* (March 14, 2011) (proposal requesting a report on the company's internal controls over mortgage servicing); *PepsiCo Inc.* (March 2, 2009) (proposal seeking report regarding company's charitable contributions). However, Devon believes that the Proposal is clearly distinguishable from these proposals because the Proposal goes beyond requesting information related to a social policy, e.g., lobbying contributions. Instead, the Proposal seeks disclosure of information related to Devon's ordinary business relationships with trade associations or other organizations that might happen to engage in lobbying activities, even if Devon's relationship with such associations or organizations does not involve lobbying.

Because the Proposal relates to a matter within the confines of Devon's ordinary business operations, we respectfully submit that Devon may properly omit the Proposal from the proxy materials under Rule 14a-8(i)(7).

Conclusion

For the reasons stated above, we respectfully request that the Staff not recommend any enforcement action if Devon excludes the Proposal from the proxy materials. If the Staff disagrees with Devon's conclusion to omit the proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position.

If you have any questions with respect to this matter, please do not hesitate to contact me at the email address and telephone number appearing on the first page of this letter.

Very truly yours,

Christian P. Callens

cc: Carla Brockman (Vice President, Corporate Governance and Secretary, Devon)

Timothy Smith
Senior Vice President
Walden Asset Management
One Beacon Street
Boston, MA 02108
fax: 617-227-3664 and 617-227-2670
tsmith@bostontrust.com

Michael Lent
Treasurer
The Edward Hazen Foundation
333 Seventh Avenue, 14th Floor
New York, NY 10001
e-mail: hazen@hazenfoundation.org

Barbara Heisler
Executive Director
Funding Exchange
666 Broadway, Suite #500
New York, NY 10012
fax: 212-982-9272
email: fexexc@aol.com

Jennifer Griffith
The First Parish in Cambridge
3 Church St.
Cambridge, MA 02138

Valeria Heinonen, o.s.u.
Mercy Investment Services, Inc.
205 Avenue C, NY NY 10009
heinovenv@juno.com

Susan Smith Makos
Vice President of Social Responsibility
Mercy Investment Services, Inc.
2039 North Geyer Road
St. Louis, MO 63131-3332
smakos@sistersofmercy.org

Daniel Stranahan
Chair - Finance Committee
The Needmor Fund
c/o Daniel Stranahan
2123 West Webster Avenue
Chicago, IL 60647

Richard Woo
CEO
The Russell Family Foundation
P.O. Box 2567
Gig Harbor, WA 98335

Lucia Santini
President
Walden Social Equity Fund
One Beacon Street
Boston, MA 02108
fax: 617-227-3664 and 617-227-2670

EXHIBIT A

Walden Asset Management

Walden Asset Management
Investing for social change since 1975

December 20, 2011

Ms. Carla Brockman
Corporate Secretary
Devon Energy Corporation
20 N Broadway, Suite 1500
Oklahoma City, OK 73102

Dear Ms. Brockman:

Walden Asset Management holds at least 281,648 shares of Devon Energy on behalf of clients who ask us to integrate environmental, social and governance analysis (ESG) into investment decision-making. Walden Asset Management, a division of Boston Trust & Investment Management Company, is an investment manager with approximately $2 billion in assets under management. We are pleased to be a long-term owner of Devon Energy stock.

As a shareowner in the company we commend Devon Energy its leadership on important sustainability issues such as safety and water conservation. We applaud the company's responses to Carbon Disclosure Project's Water disclosure request and its establishment of principles for water sustainability and look forward to continued progress.

We had written Devon Energy a letter on 9/28/11 seeking information in your lobbying policies but received no response. We believe this is an important issue to address.

Walden Asset Management is filing this resolution with Devon Energy seeking a review of your lobbying disclosure, policies and practices. We look forward to a constructive dialogue on this important topic.

We are filing the enclosed shareholder proposal with for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Devon Energy shares. Walden Asset Management will act as the primary filer.

We have been a shareholder for more than one year holding over $2,000 of Devon Energy shares and will hold at least $2,000 of Devon Energy stock through the next annual meeting. Verification of our ownership position will be provided on request by our sub-custodian who is a DTC participant. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules. We look forward to a meaningful dialogue with top management on this matter.

Sincerely,

Timothy Smith
Senior Vice President

A Division of Boston Trust & Investment Management Company
One Beacon Street Boston, Massachusetts 02108 617.726.7250 or 800.282.8782 fax: 617.227.3664

Boston Trust & Investment
Management Company

December 20, 2011

To Whom It May Concern:

Walden Asset Management, a division of Boston Trust & Investment Management Company (Boston Trust), a state chartered bank under the Commonwealth of Massachusetts, and insured by the FDIC, is the "beneficial owner" (as that term is used under Rule 14a-8) of **281,648** shares of **Devon Energy Corporation** (Cusip **#25179M103**).

These shares have been previously held in the name of Cede & Co. in the account of our sub-custodian the Bank of New York Mellon. We now have a custodianship relationship with State Street Bank. We will include, upon request, additional proof of ownership letters from both Bank of New York Mellon and State Street for the period in which they have served as custodian. Both are DTC participants.

We are writing to confirm that Walden Asset Management has beneficial ownership of at least $2,000 in market value of the voting securities of **Devon Energy Corporation** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Further we commit to hold at least $2,000 in market value through the next annual meeting.

Should you require further information, please contact Timothy Smith at 617-726-7155 or tsmith@bostontrust.com directly.

Sincerely,

Kenneth S. Pickering
Director of Operations

Cc: Timothy Smith

One Beacon Street Boston, Massachusetts 02108 617 726 7250 fax 617 227 2690

Disclosure of Lobbying Policies and Practices

Whereas, businesses, like individuals, have a recognized legal right to express opinions to legislators and regulators on public policy matters.

It is important that our company's lobbying positions, as well as processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy and questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of Devon's policies, procedures and oversight mechanisms is warranted.

Resolved, the shareholders of Devon Energy Corp. request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

   a. direct and indirect lobbying contribution or expenditure;
   b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability on the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly as well as grassroots lobbying initiatives. We believe such disclosure is in shareholder's best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to a company's long-term interests posing risks to the company and shareholders.

For example, a company may lobby directly or through a trade association to weaken the Foreign Corrupt Practices Act, or stop the EPA from regulating climate change or trying to limit the Consumer Finance Protection Bureau.

Devon is actively involved in the American Petroleum Institute & National Association of Manufacturers both very active lobbyists.

Company funds of approximately $4.45 million for 2009 and 2010 supported direct federal lobbying activities, according to disclosure reports. (*U.S. Senate Office of Public Records*)This figure may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures.

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.

EXHIBIT B
The Edward Hazen Foundation

The Edward W. Hazen Foundation

December 20, 2011

Ms. Carla Brockman
Corporate Secretary
Devon Energy Corporation
20 N Broadway, Suite 1500
Oklahoma City, OK 73102

Dear Ms. Brockman:

The Edward W. Hazen Foundation owns 900 shares of Devon Energy stock. The Edward W. Hazen Foundation is a private, independent foundation that seeks to assist young people, particularly minorities and those disadvantaged by poverty, to achieve their full potential as individuals and as active participants in a democratic society.

We are co-filing the enclosed shareholder resolution, with Walden Asset Management as the primary filer, for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Devon Energy shares.

We have been a shareholder for more than one year of over $2,000 worth of Devon Energy stock and will continue to hold at least $2,000 worth of Devon Energy stock through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules. We will provide further proof of ownership from our sub-custodian a DTC participant upon request.

We hereby deputize Walden Asset Management, our investment manager, to withdraw this resolution on our behalf.

Sincerely,

Michael Lent/RRly

Michael Lent
Treasurer

Cc: Timothy Smith, Walden Asset Management (tsmith@bostontrust.com)

The Edward Hazen Foundation
333 Seventh Avenue, 14th Floor
New York, NY 10001
e-mail: hazen@hazenfoundation.org

Disclosure of Lobbying Policies and Practices

Whereas, businesses, like individuals, have a recognized legal right to express opinions to legislators and regulators on public policy matters.

It is important that our company's lobbying positions, as well as processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy and questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of Devon's policies, procedures and oversight mechanisms is warranted.

Resolved, the shareholders of Devon Energy Corp. request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

   a. direct and indirect lobbying contribution or expenditure;
   b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability on the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly as well as grassroots lobbying initiatives. We believe such disclosure is in shareholder's best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to a company's long-term interests posing risks to the company and shareholders.

For example, a company may lobby directly or through a trade association to weaken the Foreign Corrupt Practices Act, or stop the EPA from regulating climate change or trying to limit the Consumer Finance Protection Bureau.

Devon is actively involved in the American Petroleum Institute & National Association of Manufacturers both very active lobbyists.

Company funds of approximately $4.45 million for 2009 and 2010 supported direct federal lobbying activities, according to disclosure reports. (*U.S. Senate Office of Public Records*)This figure may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures.

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.

EXHIBIT C
Funding Exchange

Funding Exchange
"Change, Not Charity"
666 Broadway, Suite #500
New York, NY 10012
212.529.5300
Fax: 212.982.9272
E-mail: fexexc@aol.com
http://www.fex.org

December 20, 2011

Ms. Carla D. Brockman
Corporate Secretary
Devon Energy Corporation
20 N Broadway, Ste. 1500
Oklahoma City, OK 73102

Dear Ms. Brockman:

The Funding Exchange holds 2,900 shares of Devon Energy stock. The Funding Exchange is a network of regionally-based community foundations that currently makes grants each year for projects related to social and economic justice. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term.

We are submitting the enclosed shareholder proposal for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Funding Exchange is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of shares. We have been a shareholder of at least $2,000 market value of Devon Energy stock for more than one year. Verification of our ownership position will be provided upon request. We will continue to be an investor through the stockholder meeting holding over $2,000 in shares. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

Walden Asset Management will act as "primary filer" and we hereby deputize Walden Asset Management to withdraw this resolution on our behalf. We would appreciate it if you would please copy us and Walden Asset Management on all correspondence related to this matter. Timothy Smith at Walden Asset Management is serving as the primary contact for us and can be reached by phone at (617) 726-7155, by fax at (617) 227-2670.

Thank you.

Sincerely,

Barbara Heisler / [signature]

Barbara Heisler
Executive Director

Boston Trust & Investment
Management Company

December 20, 2011

To Whom It May Concern:

Boston Trust & Investment Management Company, a state chartered bank under the Commonwealth of Massachusetts, and insured by the FDIC, manages assets and acts as custodian for the **Funding Exchange** through its Walden Asset Management division.

We are writing to verify that our client **Funding Exchange** currently owns **2,900** shares of **Devon Energy Corporation** (Cusip **#25179M103**). These shares are held in the name of Cede & Co. under the custodianship of Boston Trust and reported as such to the SEC via the quarterly filing by Boston Trust of Form 13F.

We confirm that **Funding Exchange** has continuously owned and has beneficial ownership of at least $2,000 in market value of the voting securities of **Devon Energy Corporation** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Additional documentation confirming ownership from our sub-custodian who are DTC participants will be provided upon request.

Further, it is our intent to hold at least $2,000 in market value through the next annual meeting.

Should you require further information, please contact Timothy Smith at 617-726-7155 or tsmith@bostontrust.com directly.

Sincerely,

Timothy Smith
Senior Vice President
Boston Trust & Investment Management Company
Walden Asset Management

One Beacon Street Boston, Massachusetts 02108 617 726 7250 fax: 617.227.7690

Disclosure of Lobbying Policies and Practices

Whereas, businesses, like individuals, have a recognized legal right to express opinions to legislators and regulators on public policy matters.

It is important that our company's lobbying positions, as well as processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy and questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of Devon's policies, procedures and oversight mechanisms is warranted.

Resolved, the shareholders of Devon Energy Corp. request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

   a. direct and indirect lobbying contribution or expenditure;
   b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability on the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly as well as grassroots lobbying initiatives. We believe such disclosure is in shareholder's best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to a company's long-term interests posing risks to the company and shareholders.

For example, a company may lobby directly or through a trade association to weaken the Foreign Corrupt Practices Act, or stop the EPA from regulating climate change or trying to limit the Consumer Finance Protection Bureau.

Devon is actively involved in the American Petroleum Institute & National Association of Manufacturers both very active lobbyists.

Company funds of approximately $4.45 million for 2009 and 2010 supported direct federal lobbying activities, according to disclosure reports. (*U.S. Senate Office of Public Records*)This figure may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures.

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.

EXHIBIT D

The First Parish in Cambridge

The First Parish in Cambridge

The First Parish in Cambridge
Unitarian Universalist
Harvard Square – Gathered 1636

3 Church St., Cambridge, MA 02138
(617) 876-7772
TTY (617) 868-6178

December 20, 2011

Ms. Carla D. Brockman
Corporate Secretary
Devon Energy Corporation
20 N Broadway, Suite 1500
Oklahoma City, OK 73102

Dear Ms. Brockman:

The First Parish in Cambridge is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of 1,000 shares of Devon Energy stock. We have owned over $2,000 worth for more than a year. Further it is our intent to hold greater than $2,000 in market value through the 2012 annual meeting of Devon Energy. Verification of ownership is enclosed.

I hereby notify you that the First Parish in Cambridge, as a concerned shareholder, is co-filing the enclosed resolution with Walden Asset Management as the "primary filer" in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owners, as defined in Rule 13d-3 of the Securities Exchange Act of 1934. We will be pleased to provide further proof of ownership from our sub-custodian a DTC participant upon request.

We hereby deputize Walden Asset Management to withdraw this resolution on our behalf. Please also copy correspondence to Timothy Smith at Walden Asset Management at tsmith@bostontrust.com our investment manager. We look forward to your response.

Sincerely,

Jennifer Griffith

Disclosure of Lobbying Policies and Practices

Whereas, businesses, like individuals, have a recognized legal right to express opinions to legislators and regulators on public policy matters.

It is important that our company's lobbying positions, as well as processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy and questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of Devon's policies, procedures and oversight mechanisms is warranted.

Resolved, the shareholders of Devon Energy Corp. request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

   a. direct and indirect lobbying contribution or expenditure;
   b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability on the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly as well as grassroots lobbying initiatives. We believe such disclosure is in shareholder's best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to a company's long-term interests posing risks to the company and shareholders.

For example, a company may lobby directly or through a trade association to weaken the Foreign Corrupt Practices Act, or stop the EPA from regulating climate change or trying to limit the Consumer Finance Protection Bureau.

Devon is actively involved in the American Petroleum Institute & National Association of Manufacturers both very active lobbyists.

Company funds of approximately $4.45 million for 2009 and 2010 supported direct federal lobbying activities, according to disclosure reports. (*U.S. Senate Office of Public Records*)This figure may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures.

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.

<u>EXHIBIT E</u>
Mercy Investment Services, Inc.

MERCY

December 21, 2011

Carla Brockman, Corporate Secretary
Devon Energy Corporation
20 N Broadway, Suite 1500
Oklahoma City, OK 73102

Dear Ms. Brockman:

On behalf of Mercy Investment Services, Inc., I am authorized to submit the following resolution which requests the Board of Directors to authorize the preparation of a report disclosing certain information related to company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. It is filed for inclusion in the 2012 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Mercy Investment Services, like many other institutional investors, believe such disclosure is in the best interests of both company and shareowners. We suggest a system of transparency and accountability ensures that company assets are less likely to be used for policy objectives contrary to a company's long-term interests and posing risks to the company and shareowners.

Mercy Investment Services, Inc. is the beneficial owner of at least $2000 worth of shares of Devon Energy stock and verification of ownership from a DTC participating bank will follow. We have held the requisite number of shares for more than one year and will continue to hold the stock through the date of the annual shareowners' meeting in order to be present in person or by proxy. Mercy Investment Services, Inc. is cofiling this resolution with Walden Asset Management, which is the primary filer with Mr. Timothy Smith as our authorized contact person for the resolution.

Yours truly,

Valerie Heinonen osu. Susan S. Makos

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
Mercy Investment Services, Inc.
205 Avenue C, NY NY 10009
heinonenv@juno.com

Susan Smith Makos
Vice President of Social Responsibility
Mercy Investment Services, Inc.
513-673-9992
smakos@sistersofmercy.org

Disclosure of Lobbying Policies and Practices

Whereas, businesses, like individuals, have a recognized legal right to express opinions to legislators and regulators on public policy matters.

It is important that our company's lobbying positions, as well as processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy and questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of Devon's policies, procedures and oversight mechanisms is warranted.

Resolved, the shareholders of Devon Energy Corp. request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

   a. direct and indirect lobbying contribution or expenditure;
   b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability on the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly as well as grassroots lobbying initiatives. We believe such disclosure is in shareholder's best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to a company's long-term interests posing risks to the company and shareholders.

For example, a company may lobby directly or through a trade association to weaken the Foreign Corrupt Practices Act, or stop the EPA from regulating climate change or trying to limit the Consumer Finance Protection Bureau.

Devon is actively involved in the American Petroleum Institute & National Association of Manufacturers both very active lobbyists.

Company funds of approximately $4.45 million for 2009 and 2010 supported direct federal lobbying activities, according to disclosure reports. (*U.S. Senate Office of Public Records*)This figure may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures.

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.

EXHIBIT F

The Needmor Fund

THE NEEDMOR FUND

December 20, 2011

Ms. Carla Brockman
Corporate Secretary
Devon Energy Corporation
20 N Broadway, Suite 1500
Oklahoma City, OK 73102

Dear Ms. Brockman:

The Needmor Fund holds 1,500 shares of Devon Energy stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. We strongly believe, as we're sure you do, that good governance is essential for building shareholder value. We are particularly concerned about the lobbying policies and practices of Devon Energy thus the request for this review.

Therefore, we are co-filing the enclosed shareholder proposal with Walden Asset Management as the primary filer for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, of these shares as defined in Rule 13d-3 of the Securities Exchange Act of 1934, and intend to maintain ownership of the required number of shares, over $2,000 worth of shares, through the date of the next annual meeting. We have been a shareholder of more than $2,000 in market value of Devon Energy stock for more than one year. We hereby deputize Walden Asset Management to act on our behalf in withdrawing this resolution. We will be glad to provide proof of ownership from our custodian, a DTC participant, upon request.

Please copy correspondence both to myself and to Timothy Smith at Walden Asset Management at tsmith@bostontrust.com; phone 617-726-7155. Walden is the investment manager for Needmor.

Sincerely,

Daniel Stranahan / RRly

Daniel Stranahan
Chair – Finance Committee

Encl. Resolution Text

CC: Timothy Smith, Walden Asset Management

The Needmor Fund
c/o Daniel Stranahan
2123 West Webster Avenue
Chicago, IL 60647

The Wealth Management Group
[illegible]

Northern Trust

December 20, 2011

To Whom It May Concern:

The Northern Trust Company acts as custodian for The Needmor Fund with Walden Asset Management as the manager for this portfolio.

We are writing to verify that The Needmor Fund currently owns 1,500 shares of **Devon Energy Corp (cusip 25179M103).** We confirm that The Needmor Fund has beneficial ownership of at least $2,000 in market value of the voting securities of **Devon Energy Corp.**, and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Sincerely,

Jean Bianchi

Jean Bianchi
Senior Account Administrator
& Second Vice President

Disclosure of Lobbying Policies and Practices

Whereas, businesses, like individuals, have a recognized legal right to express opinions to legislators and regulators on public policy matters.

It is important that our company's lobbying positions, as well as processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy and questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of Devon's policies, procedures and oversight mechanisms is warranted.

Resolved, the shareholders of Devon Energy Corp. request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

   a. direct and indirect lobbying contribution or expenditure;
   b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability on the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly as well as grassroots lobbying initiatives. We believe such disclosure is in shareholder's best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to a company's long-term interests posing risks to the company and shareholders.

For example, a company may lobby directly or through a trade association to weaken the Foreign Corrupt Practices Act, or stop the EPA from regulating climate change or trying to limit the Consumer Finance Protection Bureau.

Devon is actively involved in the American Petroleum Institute & National Association of Manufacturers both very active lobbyists.

Company funds of approximately $4.45 million for 2009 and 2010 supported direct federal lobbying activities, according to disclosure reports. (*U.S. Senate Office of Public Records*)This figure may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures.

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.

<u>EXHIBIT G</u>
The Russell Family Foundation

THE RUSSELL FAMILY FOUNDATION

December 20, 2011

Ms. Carla Brockman
Corporate Secretary
Devon Energy Corporation
20 N Broadway, Suite 1500
Oklahoma City, OK 73102

Dear Ms. Brockman:

The Russell Family Foundation holds 575 shares of Devon Energy stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. We strongly believe that good governance is essential for building shareholder value.

Therefore, we are co-filing the enclosed shareholder proposal for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 we have been a shareholder for more than one year and held $2,000 worth of 3M stock.. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Devon Energy shares and will continue to hold at least $2,000 worth of stock until the annual meeting. We will be pleased to provide further proof of ownership from our sub-custodian, a DTC participant, upon request.

Please copy correspondence both to myself and to Timothy Smith at Walden Asset Management at tsmith@bostontrust.com; phone 617-726-7155. Walden is the investment manager for the Russell Family Foundation.

We hereby deputize Walden Asset Management to act on our behalf to withdraw this resolution.

Sincerely,

Richard Woo
CEO

The Russell Family Foundation
P. O. Box 2567
Gig Harbor, WA 98335
Phone: 253-858-5050

Disclosure of Lobbying Policies and Practices

Whereas, businesses, like individuals, have a recognized legal right to express opinions to legislators and regulators on public policy matters.

It is important that our company's lobbying positions, as well as processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy and questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of Devon's policies, procedures and oversight mechanisms is warranted.

Resolved, the shareholders of Devon Energy Corp. request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

    a. direct and indirect lobbying contribution or expenditure;
    b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability on the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly as well as grassroots lobbying initiatives. We believe such disclosure is in shareholder's best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to a company's long-term interests posing risks to the company and shareholders.

For example, a company may lobby directly or through a trade association to weaken the Foreign Corrupt Practices Act, or stop the EPA from regulating climate change or trying to limit the Consumer Finance Protection Bureau.

Devon is actively involved in the American Petroleum Institute & National Association of Manufacturers both very active lobbyists.

Company funds of approximately $4.45 million for 2009 and 2010 supported direct federal lobbying activities, according to disclosure reports. (*U.S. Senate Office of Public Records*)This figure may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures.

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.

EXHIBIT H
Walden Social Equity Fund

Walden Asset Management
Investing for social change since 1975

December 20, 2011

Ms. Carla Brockman
Corporate Secretary
Devon Energy Corporation
20 N Broadway, Suite 1500
Oklahoma City, OK 73102

Dear Ms. Brockman:

Walden Social Equity Fund holds greater than 28,000 shares of Devon Energy stock on behalf of shareholders who seek to integrate environmental, social and governance analysis (ESG) into investment decision-making.

Walden Social Equity Fund is particularly concerned about the lobbying policies and practices of Devon Energy thus the request for a review.

Walden Social Equity Fund is co-filing the attached resolution led by the Walden Asset Management as the primary filer. We are filing the enclosed shareholder proposal for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Walden Social Equity Fund is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Devon Energy shares. We have been a shareholder of Devon Energy for more than one year, holding over $2,000 of Devon Energy shares, and will continue to hold a minimum of $2,000 of stock through the next annual meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules. We will provide further proof of ownership documentation by our sub-custodian, a DTC participant upon request. We hereby deputize Walden Asset Management to act on our behalf in withdrawing this resolution.

Please copy correspondence both to myself and Tim Smith at Walden Asset Management at tsmith@bostontrust.com; phone 617-726-7155 as Walden is our investment manager.

Sincerely,

Lucia Santini/eflm

Lucia Santini
President
Walden Funds

A Division of Boston Trust & Investment Management Company
One Beacon Street Boston, Massachusetts 02108 617.726 7250 or 800.282.8782 fax: 617.227 3664

Boston Trust & Investment
Management Company

December 20, 2011

To Whom It May Concern:

Boston Trust & Investment Management Company, a state chartered bank under the Commonwealth of Massachusetts, and insured by the FDIC, manages assets and acts as custodian for the **Walden Social Equity Fund** through its Walden Asset Management division.

We are writing to verify that our client **Walden Social Equity Fund** currently owns **28,000** shares of **Devon Energy Corporation** (Cusip **#25179M103**). These shares are held in the name of Cede & Co. under the custodianship of Boston Trust and reported as such to the SEC via the quarterly filing by Boston Trust of Form 13F.

We confirm that **Walden Social Equity Fund** has continuously owned and has beneficial ownership of at least $2,000 in market value of the voting securities of **Devon Energy Corporation** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Additional documentation confirming ownership from our sub-custodian who are DTC participants will be provided upon request.

Further, it is our intent to hold at least $2,000 in market value through the next annual meeting.

Should you require further information, please contact Timothy Smith at 617-726-7155 or tsmith@bostontrust.com directly.

Sincerely,

Timothy Smith
Senior Vice President
Boston Trust & Investment Management Company
Walden Asset Management

Disclosure of Lobbying Policies and Practices

Whereas, businesses, like individuals, have a recognized legal right to express opinions to legislators and regulators on public policy matters.

It is important that our company's lobbying positions, as well as processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy and questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of Devon's policies, procedures and oversight mechanisms is warranted.

Resolved, the shareholders of Devon Energy Corp. request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

   a. direct and indirect lobbying contribution or expenditure;
   b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability on the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly as well as grassroots lobbying initiatives. We believe such disclosure is in shareholder's best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to a company's long-term interests posing risks to the company and shareholders.

For example, a company may lobby directly or through a trade association to weaken the Foreign Corrupt Practices Act, or stop the EPA from regulating climate change or trying to limit the Consumer Finance Protection Bureau.

Devon is actively involved in the American Petroleum Institute & National Association of Manufacturers both very active lobbyists.

Company funds of approximately $4.45 million for 2009 and 2010 supported direct federal lobbying activities, according to disclosure reports. (*U.S. Senate Office of Public Records*)This figure may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures.

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.

```
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```

Job : 74
Date: 4/2/2012
Time: 2:30:58 PM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

March 27, 2012

Alan T. Rosselot
Delta Air Lines, Inc.
alan.t.rosselot@delta.com

Re: Delta Air Lines, Inc.
Incoming letter received February 10, 2012

Dear Mr. Rosselot:

This is in response to your letter received on February 10, 2012 concerning the shareholder proposal submitted to Delta by Kenneth Wendell Lewis. We also have received letters from the proponent dated February 20, 2012, February 21, 2012, February 22, 2012, and March 19, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Kenneth Wendell Lewis
FISMA & OMB Memorandum M-07-16

March 27, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Delta Air Lines, Inc.
Incoming letter received February 10, 2012

The proposal requests that the board initiate a program that prohibits payment, cash or equity, under any incentive program for management or executive officers unless there is an appropriate process to fund the retirement accounts (qualified and non-qualified) of Delta pilots who retired on or prior to December 13, 2007.

There appears to be some basis for your view that Delta may exclude the proposal under rule 14a-8(i)(7), as relating to Delta's ordinary business operations. In this regard, we note that, although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of employee benefits. Accordingly, we will not recommend enforcement action to the Commission if Delta omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Delta relies.

Sincerely,

Erin Purnell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

FISMA & OMB Memorandum M-07-16

March 19, 2012

VIA mail/Email

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: Delta Air Lines, Inc. – Stockholder Proposal of Kenneth Wendell Lewis

Ladies and Gentlemen:

I would like to provide additional information with regard to this shareholder proposal.

I write in response to the letter from counsel for Delta Air Lines, Inc. ("Delta") dated February 10, 2012 requesting that the Staff of the Division of Corporate Finance (the "Staff") concur with Delta's request to omit Kenneth Wendell Lewis' shareholder resolution (the "Proposal") request that the Company adopt new guidelines with regard to executive incentive pay.

I respectfully request that the Staff not concur with Delta's request to omit the Proposal from Proxy Materials, as Delta has failed to meet its burden of persuasion to demonstrate that it may properly omit the Proposal.

Delta has stated in their objection to the proposal that:

Delta, Feb. 10, 2012, Para 4, Pg 5, "The benefit would accrue only to these retirees, not to the overwhelming majority of shareholders of Delta who are not retirees".

At the same time Delta states in their proxy materials regarding Executive Compensation that bonuses paid to a limited number of executives,

"Places a substantial majority of total compensation at risk and utilizes stretch performance measures that provide incentives to deliver value to our stockholders."

How can Delta claim that bonuses to a few executives who may have less than five years with the company benefit stockholders, yet honoring their commitment to Delta retirees, who may have 25-35 years of service to the company, does not benefit stockholders?

Delta has told members of the SkyMiles Program (see included) that they can expect loyalty from Delta. They state:

"Loyalty is not a limited time offer. You should be able to depend on it now and in the future."

This proposal would help Delta demonstrate a commitment, as they have stated in numerous ethics documents, to retirees, if they provide executive bonuses. Shareholders should have the opportunity to vote on this proposal.

Delta has asserted that the proposal is not of interest to all shareholders. Numerous organizations have reported on the proposal and would seem to indicate otherwise. If it was not of interest to all shareholders these organizations would not have picked up on the proposal. Included are

copies of the articles from a couple of organizations. Below are the links to other articles on the proposal including Morningstar and iStockAnalyst, publications widely read by shareholders.

From AJC
http://www.ajc.com/business/retired-delta-pilot-no-1376405.html?cxtype=rss_business_87628

UPI
http://www.upi.com/Business_News/2012/03/07/Delta-tries-to-block-bonus-pay-vote/UPI-78001331146460/

Morningstar
http://news.morningstar.com/all/acquire-news/ff80808135d2beb10135ee84edf22705/delta-tries-to-block-bonus-pay-vote.aspx

WSB Radio Atlanta
http://www.wsbradio.com/news/news/national/former-delta-pilot-seeks-pension-funds/nLMy6/

iStockAnalyst
http://www.istockanalyst.com/business/news/5714109/delta-tries-to-block-bonus-pay-vote

Atlanta Business Chronicle
http://psp3.pagesuite.com/make_pdf.aspx?eid=01f3f7aa-84fe-4c3b-8943-bb136c473427&pnum=10

Topix
Palm Beach Post
http://www.topix.com/com/dal/2012/03/delta-asked-to-stop-exec-bonuses-until-it-funds-pilot-pensions

Atlanta Realtime Tweets
http://news.atlantarealtime.com/tweets/177359866594197505

Cape Cod Daily News
http://capecoddaily.com/news/24784/

NACD Directorship
http://www.directorship.com/delta-tries-to-block-bonus-pay-vote/

Outcome Magazine
http://outcomemag.com/business/2012/03/07/delta-tries-to-block-bonus-pay-vote/

Online Journal
http://www.onlinejournal.com/business/delta-tries-to-block-bonus-pay-vote/

On the basis of previous submitted material and included material, Proponent respectfully requests that the Staff deny the request by Delta for "no action" relief and require that Proposal be included in 2012 Proxy Materials. If the Staff disagrees with this analysis, and if additional information is necessary in support of the Proponent's position, I would appreciate an opportunity to respond prior to the issuance of a written response.

As stated in section G.9 of SLB No. 14, both Delta and the proponent should promptly forward to each other copies of all correspondence provided to Staff in connection with rule 14a-8 no-action requests. Accordingly, Delta is respectfully requested to copy the undersigned on any response that Delta may choose to make to the staff.

If I can be of further assistance, please do not hesitate to contact me at ***FISMA & OMB Memorandum M-07-16*** or via email at ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Kenneth Wendell Lewis

Kenneth Wendell Lewis

Cc: Alan T. Rosselot (via email and delivery)

KEEP CLIMBING

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Delta asked to stop exec bonuses until it funds pilot pensions

By Kelly Yamanouchi
The Atlanta Journal-Constitution

6:21 a.m. Wednesday, March 7, 2012

A retired Delta Air Lines pilot has submitted a shareholder proposal asking the company's board to stop paying bonuses to executives unless it funds retired pilots' pensions.

Atlanta-based Delta plans to block the proposal from going up for a shareholder vote, unless U.S. Securities and Exchange Commission staff says otherwise.

Delta terminated its pilot pension plan while in bankruptcy through a deal in 2006 with the Pension Benefit Guaranty Corp., the quasi-government federal agency that insures pension plans up to certain limits. The move reduced pension benefits for many retired pilots.

The retired pilot who filed the shareholder proposal Jan. 9, Kenneth Wendell Lewis, noted that he is a shareholder and proposed that the board prohibit cash- or stock-bonus payments to management or executive officers unless there is a process to fund retirement accounts for pilots who retired before Dec. 13, 2007.

In a letter to the SEC's division of corporate finance, Delta said it believes it can exclude the item from its proxy for shareholder voting because the proposal relates to the company's ordinary business operations and because it is "designed to further a personal interest." The company also said a letter Lewis submitted on his shareholder status did not meet requirements under a federal rule.

Lewis declined to comment on his filing, pending a response from the SEC staff. He also is vice chairman of the Delta Pilots Pension Preservation Organization, but he submitted the proposal independently.

The retired pilots group filed an administrative appeal last year over the lost pension benefits and is awaiting a decision from the PBGC.

Find this article at:
http://www.ajc.com/business/delta-asked-to-stop-1376022.html

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From: Wendell & Gail Lewis ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, February 22, 2012 5:45 PM
To: shareholderproposals
Cc: Alan Rosselot
Subject: Page 2 of SEC No Action Response
Attachments: SECResponse.pdf

Follow Up Flag: Follow up
Flag Status: Completed

February 22, 2012

VIA email

U.S. Securities and Exchange Commission
Division of Corporation Fianance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

RE: Delta Air Lines, Inc. - Shareholder Proposal of Kenneth Wendell Lewis

Ladies and Gentlemen:

I have become aware that the second page of my response to the no-action request by Delta Air Lines, Inc. dated February 10, 2012 may have been omitted from the copies that were delivered yesterday.

Please include the attached and copied below second page if it was missing from your copy.

Thank you,
Kenneth Wendell Lewis

� Page 2 February 22, 2012

1. Delta claims that the Proponent's proposal should be excluded because Proponent failed to supply a written statement from the record holder of Proponent's share pursuant to Rule 14a-8(b)(2).

Upon request to institution where required shares were held the Proponent was furnished the included letter from Fidelity Investments showing ownership of required shares through the date of proposal. (Exhibit B).

This is the same institution and account that Delta has used to deposit shares of the "New Delta" to Proponent and thousands of other pilots in settlement of claims for bankruptcy. Delta now seems unaware of the existence of such company or accounts.

Upon receipt of notice from Delta, January 24th, that the verification was unacceptable (Exhibit C), Proponent contacted Fidelity and requested verification of ownership from Fidelity showing DTC participation. Proponent received second verification, January 26th, forwarded to Delta, stating required shares were owned held by Fidelity Brokerage Services LLC who is a Depository Trust Company

participant (Exhibit C).

Company made no effort to notify Proponent that the second verification did not meet their requirement and instead chose to file the "No Action" request based on failure to respond. Proponent has secured and included, copied to Delta, a third verification from National Financial Services, a DTC participant, number 0226, verifying the required ownership. It should be noted that Proponent secured the required documentation within seven days of notification of filed "No Action" request. Also included is a letter from the Vice President of National Financial Services LLC explaining their error. (Exhibit D)

In October of 2011 the SEC apparently adopted new guidelines for stock ownership. Such guidelines are not published in the 2011 proxy of company and not widely available to shareholders. The guideline is below:

As a result of two recent court cases relating to proof of ownership under Rule 14a-8, and in light of the SEC's recent Proxy Mechanics Concept Release, the staff has reconsidered its position in Hain Celestial: "Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as 'record' holders of securities that are deposited at DTC. As a result, we will no longer follow Hain Celestial. " The new position is intended to provide greater certainty and is also consistent with staff's approach to Exchange Act Rule 12g5-1. Note that neither DTC nor Cede & Co. should be viewed as the sole "record" holder of the securities, and the staff continues to take the position that shareholders are not required to obtain a proof of ownership letter from DTC or Cede & Co.

It appears that even large financial institutions are unaware of the new requirements and hence the difficulty in obtaining the proper verbiage and letter head for filing a shareholder proposal. The comment from Fidelity was that they had never received this much "push back" from a company. It is worth noting that there has never been a documented instance of a financial institution misrepresenting itself as an introducing broker for purposes of Rule 14a-8(b). Efforts by Delta serve no purpose other than to make it more difficult (and confusing) for shareowners to submit proposals to the corporation they own.

Rule 14a-8 with regard to the 14 day rule states:
14-day notice of
defect(s)/response to

If a company seeks to exclude a proposal because the shareholder has not
complied with an eligibility or procedural requirement of rule 14a-8,

--

1. Delta claims that the Proponent's proposal should be excluded because Proponent failed to supply a written statement from the record holder of Proponent's share pursuant to Rule 14a-8(b)(2).

Upon request to institution where required shares were held the Proponent was furnished the included letter from Fidelity Investments showing ownership of required shares through the date of proposal. (Exhibit B).

This is the same institution and account that Delta has used to deposit shares of the "New Delta" to Proponent and thousands of other pilots in settlement of claims for bankruptcy. Delta now seems unaware of the existence of such company or accounts.

Upon receipt of notice from Delta, January 24th, that the verification was unacceptable (Exhibit C), Proponent contacted Fidelity and requested verification of ownership from Fidelity showing DTC participation. Proponent received second verification, January 26th, forwarded to Delta, stating required shares were owned held by Fidelity Brokerage Services LLC who is a Depository Trust Company participant (Exhibit C).

Company made no effort to notify Proponent that the second verification did not meet their requirement and instead chose to file the "No Action" request based on failure to respond.

Proponent has secured and included, copied to Delta, a third verification from National Financial Services, a DTC participant, number 0226, verifying the required ownership. It should be noted that Proponent secured the required documentation within seven days of notification of filed "No Action" request. Also included is a letter from the Vice President of National Financial Services LLC explaining their error. (Exhibit D)

In October of 2011 the SEC apparently adopted new guidelines for stock ownership. Such guidelines are not published in the 2011 proxy of company and not widely available to shareholders. The guideline is below:

As a result of two recent court cases relating to proof of ownership under Rule 14a-8, and in light of the SEC's recent Proxy Mechanics Concept Release, the staff has reconsidered its position in Hain Celestial: "Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as 'record' holders of securities that are deposited at DTC. As a result, we will no longer follow Hain Celestial. " The new position is intended to provide greater certainty and is also consistent with staff's approach to Exchange Act Rule 12g5-1. Note that neither DTC nor Cede & Co. should be viewed as the sole "record" holder of the securities, and the staff continues to take the position that shareholders are not required to obtain a proof of ownership letter from DTC or Cede & Co.

It appears that even large financial institutions are unaware of the new requirements and hence the difficulty in obtaining the proper verbiage and letter head for filing a shareholder proposal. The comment from Fidelity was that they had never received this much "push back" from a company. It is worth noting that there has never been a documented instance of a financial institution misrepresenting itself as an introducing broker for purposes of Rule 14a-8(b). Efforts by Delta serve no purpose other than to make it more difficult (and confusing) for shareowners to submit proposals to the corporation they own.

Rule 14a-8 with regard to the 14 day rule states:

14-day notice of defect(s)/response to	If a company seeks to exclude a proposal because the shareholder has not complied with an eligibility or procedural requirement of rule 14a-8,

FISMA & OMB Memorandum M-07-16

February 21, 2012

VIA Overnight mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: Delta Air Lines, Inc. – Stockholder Proposal of Kenneth Wendell Lewis

Ladies and Gentlemen:

I write in response to the letter from counsel for Delta Air Lines, Inc. ("Delta") dated February 10, 2012 requesting that the Staff of the Division of Corporate Finance (the "Staff") concur with Delta's request to omit Kenneth Wendell Lewis' shareholder resolution (the "Proposal") request that the Company adopt new guidelines with regard to executive incentive pay. I respectfully request that the Staff not concur with Delta's request to omit the Proposal from Proxy Materials, as Delta has failed to meet its burden of persuasion to demonstrate that it may properly omit the Proposal.

In accordance with Rule 14a-8(k) under the Securities Exchange Act of 1934, as amended (the "E.'{change Act") and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB14D") I have submitted this letter to the Staff and Delta via overnight mail.

Delta believes that the Proposal may be properly excluded from Proxy Materials pursuant to:

1. Delta has asked for no-action relief under Rule 14a-8(b) and Rule 14a-8(f)(1) because Proponent has not provided the requisite proof of stock ownership in response to Delta's request for that information.

2. Rule 14a-8(i)(7) because the Proposal relates to Delta's ordinary business operations; and

3. Rule 14a-8(i)(4) because the Proposal is designed to further a personal interest of the Proponent.

The Proposal includes the following resolution: "That the shareholders of Delta Air Lines, Inc. (Delta) herby request that the Board of Directors initiate a program that prohibits payment, cash or equity, under any incentive program for management or executive officers, (Management Incentive Program or Long Term Incentives to Director or Executive Officers), unless their is an appropriate process to fund the retirement accounts (qualified and non-qualified) of Delta Air Lines pilots who retired on or prior to December 13, 2007. Such accounts would pay the difference between the Final Benefit Determination of the Pension Benefit Guarantee Corporation (PBGC) and the earned retirement of eligible pilots prior to payouts under any of the above, similar or subsequent programs."

The full text of the Proposal and the Proponent's supporting statement is included as Exhibit A to this letter.

Delta has the burden under Rule 14a-8(g) to demonstrate that it is entitled to exclude a proposal. Delta has failed to meet this burden, particularly as Proponent provides additional information herewith rebutting its claim. Each of the Delta's objections is addressed below.

notice of defect(s)	generally, it must notify the shareholder of the alleged defect(s) within 14 calendar days of receiving the proposal. The shareholder then has 14 calendar days after receiving the notification to respond. Failure to cure the defect(s) or respond in a timely manner may result in exclusion of the proposal.

According to the rule the Staff is not required to exclude the Proposal even if the Proponent did not respond within 14 days. In this case the Proponent did respond.

The Proponent did respond to the company within 14 days. The Delta failed to notify the Proponent that the second verification did not meet the requirements and allow Proponent to respond.

Had Delta indicated the above after Notice of Deficiency letter, Proponent would have provided it in a timely manner and as fast as Proponent has easily now provided it to the SEC in Fidelity Investment's third letter.

The Proponent has included with the response the required verification (Exhibit D) within seven days of becoming aware of request and therefore meets the requirements of Rule 14a-8.

Proponent has furnished Staff and Delta evidence of ownership of stock from a DTC registered company, response is within 14 days of notification. On this basis the Staff should reject the Company's request for exclusion based on Rule 14a-8(b) and Rule 14a-8(f)(1).

2. Rule 14a-8(i)(7) because the Proposal relates to Delta's ordinary business operations

Delta has requested to omit proposal because it relates to ordinary business operations. It seems that the Company would ask the staff to consider executive incentive pay, bankruptcy, and termination of selective pension programs as "ordinary business" and not issues that are "significant policy" issues.

Contrary to Delta's reply the Proposal does not attempt to undo the termination of the Pilot's Pension Plan. In bankruptcy the Delta terminated only the Pilot Pension Program and maintained the pensions of all other employees. The plan has been taken over by the Pension Benefit Guarantee Corporation (PBGC). Nothing in the Proposal asks for the plan to be taken back. This is an option that Delta could do voluntarily should they chose to do so and one that would certainly ease the burden on the PBGC. The Proposal is beyond the guidelines of the PBGC Settlement Agreement.

Certainly, Delta cannot seriously contend that the termination of pension benefits is an "ordinary business matter" rather than a significant social and public policy issue. Even assuming argument that the Proposal relates to ordinary business matters, it also addresses the significant social policy issue of pension dumping and executive compensation, which "transcend[s] the day-to-day business matters and raise[s] policy issues so significant that it would be appropriate for a shareholder vote." *See* the 1998 Release.

The Proposal does not seek a new retirement benefit, only paying an earned retirement benefit if incentives to executives are paid. Proposal does not seek to change earned benefits and has no effect on previous retiree benefit calculations. Proposal does not seek to change eligibility provisions. Proposal does not create an additional benefit above earned benefits. As such, it does not fall under the category of ordinary business or "day-to-day" since the benefit was previously earned and calculated. Proposal relates only to whether benefit should be paid if executives are given incentive pay.

Delta has adopted specific Directors' Code of Ethics and Business Conduct and Code of Ethics and Business Conduct principles (Exhibit E). The specific policy issues addressed in the code states:

Our Ethical Principles:

Earn the Trust of Our Stakeholders. Deal honestly and in good faith with customers, suppliers, employees, shareowners and everyone else who may be affected by our actions.

Our Actions:

Do what's right.

The Director Code of Ethics and Business Conduct states:

Directors shall oversee fair dealing by employees, officers and directors with the Company's customers, suppliers, competitors and employees. "Fair dealing" means the avoidance of unfair advantage through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealing practice.

Delta did not include in its no action request the letter form Senators Isakson and Chambliss (Exhibit F) that requests that Delta do essentially what the Proponent advocates through the Proposal. The letter from the Senators would seem to address a "significant policy" issue through their request. Delta's response letter to the Senators is no longer applicable since more that five years have passed since pension termination. Since the request from the Senators in 2008, Delta has acquired Northwest Airlines through merger. Delta now pays the retirement benefits of all Northwest employees (including pilots) and Delta employees with the exception of the Delta pilots.

Although the Staff has excluded proposals that deal with "general ethics and conduct" this Proposal addresses a specific and "significant policy" issue, echoed by the Senators, that has dealt with retirees in a manner that is not consistent with stated ethics and is now at the forefront of public awareness. The Delta pilot pension was the only plan terminated and the only group to suffer pension losses. Such actions do not demonstrate "dealing honestly and in good faith", "Do what's right", or "Fair dealing".

The recent filing for bankruptcy by American Air Lines and their planed termination of pension plans has highlighted this "significant policy" issue. There have been many news accounts of actions by the PBGC to ensure that American, Kodak, and other companies live up to their obligations to employees by maintaining their pension programs. PBGC Director Gotbaum, on January 12, 2012, issued a statement about this "significant policy" issue and how companies should honor their commitments. (Exhibit G):

"American has more than $4 billion in cash: some of that money should already have been paid into its pension plans.

"American's competitors found ways to increase revenues and get competitive costs while honoring pension benefits."

Congressman David P. Roe (Tenn) stated at the February 2, 2012 Education & the Workforce Committee hearings on "Examining the Challenges Facing the PBGC and Defined Benefit Pension Plans (Exhibit G):

"The decision to declare bankruptcy and terminate a pension plan can involve more than a company's balance sheet and actuarial projections. It can also involve broken promises and the additional struggle workers will face to achieve financial security during their retirement years. Employers have a responsibility to do everything they can to meet their commitments, and help ensure the loss of a job is not exacerbated by the loss of retirement benefits."

The Staff has allowed Proposals relating to "significant policy" issues and executive compensation. (Exhibit H):

Re: Yahoo! Inc., April 5, 2011: "In our view, the proposal focuses on the significant policy issue of human rights".

Re: Fed Ex Corporation, May 26, 2011 : "In this regard, we note that the proposal relates to the "responsible use of company stock" and does not, in our view focus on the significant policy issue of executive compensation."

Re: Wells Fargo & Company, December 28, 2010: "incentive compensation paid by a major financial institution to its personnel who are in a position to cause the institution to take inappropriate risk that could lead to a material financial loss to the institution is a significant policy issue."

Re: News Corporation, May 27, 2010: "The proposal relates to executive compensation."

Since emergence from bankruptcy Delta has acquired Northwest Air Lines and integrated their workforce. The result has been a successful turnaround for the company and 2011 was the most profitable year in the history of Delta with over $1.2 billion in net income. Since 2007 Delta has paid out over $4.0 billion in cash and equity for incentive programs. A significant portion of these payouts have gone to senior executives and managers through the Management Incentive Program or Long Term Incentives to Director or Executive Officers. (Exhibit I.)

The Executive Compensation Philosophy and Objectives describes their goals as:

"Places a substantial majority of total compensation at risk and utilizes stretch performance measures that provide incentives to deliver value to our stockholders."

If such an incentive program delivers "value to our stockholders" then the Proposal would achieve the same objective. As such, the Proposal is a benefit to all stockholders.

The Proposal asks that when Delta is doing well and incentives are paid to senior executives, then those that were harmed by Delta not following stated "significant policy" should have the opportunity to participate in the success. The Proposal does not seek an additional benefit, only paying a portion of a previous benefit, if executive incentives are paid. The Proposal seeks to pay a benefit that was negotiated and promised by Delta over many years, if the senior executives are to receive incentive pay.

The Proposal relates to executive compensation and does not require that a benefit be paid unless senior executives are given incentives when Delta does well. Delta is free to pursue "ordinary business" in any manner that it sees fit. The Proposal would demonstrate to all stakeholders Delta is committed to "fair dealing", "honesty and integrity" and to "Do what's right."

On the basis that the proposal reflects a "significant policy" issue brought to the forefront by Senators Isakson and Chambliss, and echoed recently by PBGC Director Gotbaum and Congressman Roe, the Staff should reject Delta's request to exclude this proposal.

Consequently, the Proponent submits that Delta has failed to meet its burden of persuasion under Rule 14a-8(i)(7) and thus may not exclude the Proposal from its Proxy Materials.

3. The Proposal may be excluded under Rule 14a-8(i)(4) because the Proposal is designed to further a personal interest of the Proponent

The proposal is shared by Delta's shareholders at large.

The Commission has stated that the purpose of Rule 14a-8(i)(4) is not to "exclude a proposal relating to an issue in which a proponent was personally committed or intellectually and emotionally interested." Exchange Act Release No. 34-20091 (Aug. 16, 1983) (the "1983 Release").

Further, the Proponent has specifically raised concerns about "fair dealing" previously at Company shareholder meetings and discussed this issue with Delta's Board members. It is a direct result of the insufficient efforts of Delta and its Board to attempt to address these concerns that the Proponent has filed the current Proposal. Based upon the forgoing, it is obvious that the Proponent is "personally committed or intellectually and emotionally interested" and has submitted the Proposal.

Delta also argues that the Proposal should be excluded because of the Proponent's history of activities is indicative of a personal claim or grievance under Rule 14a-8(i)(4). Company contends that Proponent has both individually and through an organization of pilot retirees pursued various avenues, including political avenues, to have Delta reverse the effects of termination. This argument ignores the fact that the Staff has consistently refused to permit a company to exclude a shareholder proposal under Rule 14a-8(i)(7) when the Proposal raises significant policy issues. See, e.g. Chevron (March 28, 2011) (the proposal would amend the bylaws to establish a board committee on human rights); *Bank of America Corp.* (March 14, 2011) (the proposal involved the issue of foreclosure and loan modification processes for the company); *PPG Industries, Inc.* (Jan. 15, 2010) (the proposal requested a report from the company disclosing the environmental impacts of the company in the communities in which it operates); *Tyson Foods, Inc.* (Dec. 15, 2009) (the proposal addressed the use of antibiotics used in the feed given to livestock owned or purchased by the company); *Mattel.* (March 10, 2009) (the proposal requested a yearly report on toys manufactured by licensees and sold by the Company to address toy safety and workplace environment concerns); *Halliburton Co.* (March 9, 2009) (the proposal requested that the company's management review its policies related to human rights to assess where the company needs to adopt and implement additional policies); *Bank of America Corp.* (Feb. 29, 2008) (the proposal called for board committee to review company policies for human rights); and *ONEOK, Inc.* (Feb. 25, 2008) (the proposal requested a report from the company on the feasibility of reducing greenhouse gas emissions).

As a result of bankruptcy Delta paid some claims in "New" Delta stock. Approximately 13,000 pilots became shareholders. The stock was in payment for lost claims due to pension termination. Through these payments many became shareholders, including Proponent, holding stock that paid a fraction of their actual claim. Delta requested to pay these claims in "New" Delta stock and now seeks to exclude shareholders because they have this stock. To exclude this large group of shareholders, who became so because of payments "dictated through the bankruptcy court", would defeat the purpose of the shareholder process.

Delta paid the PBGC $2.2 billion in new stock as a condition of pension termination. As trustee of the Delta Pilot Pension Plan and a large shareholder the PBGC has expressed interest in how the pension plans at American are being handled. (Exhibit G). The PBGC is now the Trustee for the Delta Pilots Pension Plan and would have a fiduciary duty and shareholder interest to represent the well being of their beneficiaries.

Inclusion of the proposal would enhance the value of shareholder investment at large. It would demonstrate that Delta values all employees and the commitments that are made to them. Such actions are at the foundation of a dedicated and ongoing workforce and are returned to the company through better performance. That performance increases the value and stability of the company, thus increasing shareholder value. Since 2007, Delta has in fact recognized the value of such a workforce by providing programs such as a Broad Based Profit Sharing Program and a Shared Rewards Program. These programs reward employees when the company does well. The Proposal would enhance shareholder value and further the goals of the company by demonstrating their commitment to all employees and retirees.

Consequently, the Proponent submits that Delta has failed to meet its burden of persuasion under Rule 14a-8(i)(4) and thus may not exclude the Proposal from its Proxy Materials.

Conclusion

On the basis of the above, Proponent respectfully requests that the Staff deny the request by Delta for "no action" relief and require that Proposal be included in 2012 Proxy Materials. If the Staff disagrees with this analysis, and if additional information is necessary in support of the Proponent's position, I would appreciate an opportunity to respond prior to the issuance of a written response.

As stated in section G.9 of SLB No. 14, both Delta and the proponent should promptly forward to each other copies of all correspondence provided to Staff in connection with rule 14a-8 no-action requests. Accordingly, Delta is respectfully requested to copy the undersigned on any response that Delta may choose to make to the staff.

If I can be of further assistance, please do not hesitate to contact me at ***FISMA & OMB Memorandum M-07-16*** or via email at ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Kenneth Wendell Lewis

Kenneth Wendell Lewis

Cc: Alan T Rosselot (via email and delivery)

EXHIBIT A

Shareholder Proposal

SHAREHOLDER PROPOSAL

Resolved: *That the shareholders of Delta Air Lines, Inc. (Delta) hereby request that the Board of Directors initiate a program that prohibits payment, cash or equity, under any incentive program for management or executive officers, (Management Incentive Program or Long Term Incentives to Director or Executive Officers), unless there is an appropriate process to fund the retirement accounts (qualified and non-qualified) of Delta Air Lines pilots who retired on or prior to December 13, 2007. Such accounts would pay the difference between the Final Benefit Determination of the Pension Benefit Guarantee Corporation (PBGC) and the earned retirement of eligible pilots prior to payouts under any of the above, similar, or subsequent programs.*

Supporting Statement: *Delta Air Lines, Inc. is incorporated under the laws of the state of Delaware. Since emergence from bankruptcy Delta has paid over $4.0 Billion in cash and equity for incentive programs and merger bonuses to Delta and former Northwest employees. Delta terminated the pension of Delta pilots on September 2, 2006, the only group (including acquired Northwest employees and pilots) to have their pensions terminated. The PBGC became trustee of the Delta Pilot Retirement Plan and greatly reduced the amount of pension paid to retired Delta pilots. On December 13, 2007, the Federal Aviation Administration changed the retirement age for pilots to 65. This change allowed Delta pilots that were under 60 at that time to continue employment for another five years and recover some of their lost benefits. The active pilots received significant compensation and other retirement plan incentives. Some Delta pilots who retired prior to December 13, 2007 suffered no reductions in retired pay; others received large cuts from the PBGC resulting in significant hardships. The pilots who retired prior to December 13, 2007 have no way to recover their lost retirement.*

The PBGC has no restrictions preventing Delta from implementing changes more than five years after termination. The Delta supplemental payment would be in addition to the amount paid by the PBGC up to the actual total earned benefit.

The Delta Air Lines, Code of Ethics and Business Conduct, http://images.delta.com.edgesuite.net/delta/pdfs/CodeofEthics_021004.pdf Pg2 states:

- **Earn the Trust of Our Stakeholders.** Deal honestly and in good faith with customers, suppliers, employees, shareowners and everyone else who may be affected by our actions.

And:

- Know what's right.
- Do what's right.

This action would demonstrate what the Code of Ethics embodies and allow the retired Delta pilots to receive their retirement just like all other Delta retirees, including the pilots and employees acquired by the merger with Northwest Airlines. Delta would be honoring their commitment to the pilot retirees and demonstrate "honesty and good faith" to the remaining employees and retirees.

This proposal would benefit all shareholders by maintaining the integrity of Delta and demonstrating that the Delta Board of Directors is committed to honoring their duties and responsibilities to all employees, including retired pilots. We urge your support for this important reform.

EXHIBIT B

Shareholder Verification

Fidelity Institutional

Mail: P.O. Box 770001, Cincinnati, OH 45277-0045
Office: 500 Salem Street, Smithfield, RI 02917

Fidelity Investments

January 10, 2012

Kenneth Lewis

FISMA & OMB Memorandum M-07-16

Dear Mr. Lewis:

Thank you for your recent call to Fidelity Investments regarding your Rollover IRA ending in ***FISMA & OMB Memorandum M-07-16*** This letter is in response to your request for the history of your position in Delta Airlines (DAL).

After reviewing your request, I found the following purchases. Please note that as of January 9, 2012, our records show that you have not made any sales in your position in DAL.

Date	Purchase quantity	Price per Share
12/23/2010	36.000	$12.195
12/23/2010	374.000	$12.20

Mr. Lewis, I hope you find this information helpful. If you have any questions regarding this request, or for any other issues or general inquiries regarding your account, please contact your Premium Services team 570 at (800) 544-4442 for assistance.

Sincerely,

J.P. Freniere
High Net Worth Operations

Our File: W655606-09JAN12

EXHIBIT C

Deficiency Notice
Second Shareholder Verification

DELTA

Alan T. Rosselot
General Attorney

Delta Air Lines, Inc.
Law Department
P.O. Box 20574
Atlanta, GA 30320-2574
T. 404 715 4704
F. 404 715 2233

January 24, 2012

VIA OVERNIGHT DELIVERY

Mr. Kenneth W. Lewis

FISMA & OMB Memorandum M-07-16

RE: SHAREHOLDER PROPOSAL RECEIVED JANUARY 11, 2012

Dear Mr. Lewis:

We received on January 11, 2012 your letter submitting a stockholder proposal for inclusion in the proxy materials for the 2012 annual meeting of the stockholders of Delta Air Lines, Inc. (the "Company").

Rule 14a-8 under the Securities Exchange Act of 1934 sets forth certain eligibility and procedural requirements that must be satisfied for a shareholder to submit a proposal for inclusion in a company's proxy materials. A copy of Rule 14a-8 is enclosed for your convenience. To be eligible to submit a proposal for inclusion in the Company's proxy materials, you must have continuously held at least $2,000 in market value, or 1% of the Company's shares entitled to vote on the proposal, for at least one year as of the date the shareholder proposal was submitted.

The proof of ownership that you submitted does not satisfy Rule 14a-8's ownership requirements as of the date you submitted the proposal to the Company. In particular, the proof of ownership does not satisfy the requirement that the written statement proving your beneficial ownership be submitted by the "record" holder of your shares.

To be considered a record holder, a broker or bank must be a Depositary Trust Company ("DTC") participant. There is no indication in the letter you submitted from Fidelity Investments that Fidelity Investments is the record holder of your shares, and Fidelity Investments does not appear on DTC's list of participants. Therefore, we cannot verify that Fidelity Investments is the record holder of your shares and cannot conclude that you have satisfied the eligibility requirements of Rule 14a-8(b).

To remedy this defect, you should submit sufficient proof in the form of a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date your proposal was submitted, you continuously held the requisite number of the

Company's shares for at least one year. You can determine whether a broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If your broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking your broker or bank.

If the DTC participant knows your broker or bank's holdings, but does not know your holdings, you can satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements – one from the broker or bank confirming your ownership and the other from the DTC participant confirming the broker or bank's ownership. Both of these statements will need to verify that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year.

In accordance with Rule 14a-8(f)(1), and in order for the proposal you submitted to be eligible for inclusion in the Company's proxy materials, *your response to the requests set forth in this letter must be postmarked, or transmitted electronically, no later than 14 days from the date that you receive this letter.*

Please note that the requests in this letter do not restrict any other rights that the Company may have to exclude your proposal from its proxy materials on any other grounds that may apply as provided in Rule 14a-8.

Sincerely,

Alan T. Rosselot

Alan T. Rosselot

Enclosure – Copy of Rule 14a-8 under the Securities Exchange Act of 1934

Fidelity Institutional

Mail: P.O. Box 770001, Cincinnati, OH 45277-0045
Office: 500 Salem Street, Smithfield, RI 02917

Fidelity Investments

January 26, 2012

Kenneth Wendell Lewis

FISMA & OMB Memorandum M-07-16

Dear Mr. Lewis:

Thank you for contacting Fidelity Investments regarding holding verification for your account ending in B Memorandum M-07-16***

Please accept this letter as verification that you purchased 410.000 shares of Delta Airlines (DAL) on December 23, 2010. Please note you have held this position continually from this purchase date to the writing of this letter.

Please also note that you are the beneficial owner of the aforementioned position of Delta Airlines which is held by Fidelity Brokerage Services LLC who is a Depository Trust Company participant.

I hope you find this information helpful. For any other issues or general inquiries regarding your account, please contact a Fidelity representative at 800-544-4442 for assistance.

Sincerely,

Tucker H Matteson

Tucker H Matteson
High Net Worth Operations

Our File: W430646-25JAN12

EXHIBIT D

Third Shareholder Verification

NATIONAL FINANCIAL
Services LLC (DTC Participant # 226)

200 Liberty Street
One World Financial Center
New York, NY 10281

February 15, 2012

DELTA AIR LINES, INC.
1030 DELTA BLVD.
ATLANTA, GA 30320-6001

To Whom It May Concern:

This letter certifies that:

KENNETH WENDELL LEWIS

FISMA & OMB Memorandum M-07-16

is currently the beneficial owner of **410** shares **of DELTA AIR LINES INC.,** and **Kenneth Wendell Lewis** has held the position continuously with National Financial Services, LLC dating back to December 2010.

Sincerely,

Sean Cole, Manager

02/17/2012 14:45 FAX
02/18/2012 18:28 FAX

@0002/0003
@001/002

NATIONAL FINANCIAL
Services LLC (DTC Participant # 226)

200 Liberty Street
One World Financial Center
New York, NY 10281

February 15, 2012

DELTA AIR LINES, INC.
1030 DELTA BLVD.
ATLANTA, GA 30320-6001

To Whom It May Concern:

Please accept the enclosed letter as valid proof of ownership for Mr. Kenneth-Wendell Lewis, who shares are held at National Financial Services LLC (DTC participant number 0226).

Mr. Lewis has been working with our firm and your company to facilitate a stockholder proposal for inclusion in the proxy materials for the 2012 annual meeting of the stockholders of Delta Air Lines, Inc. through several communications with your company in January 2012. In one of the communications, a proof of ownership letter was included; unfortunately Fidelity Investments was listed as the record date holder instead of Fidelity Investments registered broker-dealer, National Financial Services, LLC.

We would ask that you reconsider this request as good faith attempts have been made on Mr. Lewis' behalf to facilitate his stockholder proposal in a timely manner.

We appreciate your consideration.

Sincerely,

Lawrence Conover
Vice President

EXHIBIT E

Directors' Code of Ethics and Business Conduct

Code of Ethics and Business Conduct

Pages 31 through 32 redacted for the following reasons:
- -
FISMA & OMB Memorandum M-07-16

12-12-11

Delta Air Lines

✈ ✈✈ ✈✈✈

[redacted]

Our Vision, Ethical Principles and Actions

To be the world's greatest airline.

- **Act with Integrity.** Pursue no business opportunity that would violate the law or Delta's standards of conduct. This begins with our foremost commitment to safety and extends to all other legal and ethical responsibilities, as well.
- **Earn the Trust of Our Stakeholders.** Deal honestly and in good faith with customers, suppliers, employees, shareowners and everyone else who may be affected by our actions.
- **Respect and Support Each Other.** Respect the dignity of our fellow employees, recognizing that we gain strength from diversity and inclusiveness.
- **Be Loyal.** Avoid, and disclose, any activities that might conflict with our responsibilities to Delta and our customers, and protect Delta's assets.
- **Act in a Way We Can Be Proud Of.** Only engage in business activities that you would be comfortable with if others knew about them.
- **Listen.** Provide an environment where individuals can question a Delta practice in good faith without suffering any negative consequences.

- Know what's right.
- Do what's right.
- If you are ever unsure, ask.
- Keep asking until you get an answer.

Page 35 redacted for the following reason:
- - - - - - - - - - - - - - - - - - - -
FISMA & OMB Memorandum M-07-16

EXHIBIT F

Letter from Senators Isakson and Chambliss

United States Senate
WASHINGTON, DC 20510

October 23, 2008

Mr. Richard Anderson
Chief Executive Officer
Delta Air Lines, Inc.
1030 Delta Boulevard
Atlanta, GA 30320

Captain Lee Moak
Chairman
Delta Air Lines Master Executive Council
100 Hartsfield Centre Parkway
Suite 200
Atlanta, GA 30354

Dear Mr. Anderson and Captain Moak:

As you know, we worked tirelessly on behalf of the Delta employees, retirees, and their families to pass into law provisions allowing airlines to spread their pension plan funding over a more manageable schedule. We did this to protect the 91,000 Delta Air Lines pensioners and family members in Georgia from losing their pensions and to help protect American taxpayers from having to pay for those airline pensions.

We understand that over 5,500 retired Delta pilots have had their retirement plan terminated and turned over to the Pension Benefit Guaranty Corporation (PBGC). Our understanding is that a majority of retired Delta pilots receive only a small percentage of the monthly retirement benefit they earned while employees of Delta. We are also told that a number of retired pilots receive zero benefit from the PBGC, and many more get a monthly PBGC payment that equals half or less than half of their Social Security benefit check. Finally, we are told that Delta will be assuming the pension liabilities for over 30,000 Northwest employees and retirees.

A group representing thousands of retired pilots recently sent a proposal to you, Mr. Anderson, asking Delta to make a voluntary contribution to the PBGC that would partially correct this issue. They also raised the issue at the September 25, 2008 shareholders meeting. As proponents of legislation designed to save these pensions, we were disappointed to hear that the response from Delta at that meeting was that this was considered a closed issue.

We urge you both to reconsider your positions, and to work towards finding a solution that protects the earned benefits of all employees and retirees. We appreciate your attention to this matter, stand ready to assist you in any way possible, and look forward to your response.

Sincerely,

Johnny Isakson
United States Senate

Saxby Chambliss
United States Senate

EXHIBIT G

Press Release from PBGC Director Gotbaum

Statement from Congressman David P. Roe (Tenn)

PBGC Pension Benefit Guaranty Corporation
A U.S. Government Agency

PBGC Director Josh Gotbaum on the Importance of American Airlines' Pension Plans

FOR IMMEDIATE RELEASE
January 12, 2012

WASHINGTON—Pension Benefit Guaranty Corporation Director Josh Gotbaum released the following statement today on the American Airlines' pension plans:

Some have suggested that American must duck its pension commitments and kill its pension plans in order to survive. We think that commitments to 130,000 workers and retirees shouldn't be disposable, that American should have to prove in court that this drastic step is necessary.

For other airlines, it hasn't been. American's competitors found ways to increase revenues and get competitive costs while honoring pension benefits. Delta maintained its non-pilots plan, and both Northwest and Continental kept their plans going after their bankruptcies.

Counsel for American claims that it needs to kill its employees' pensions in order to be competitive with other major carriers. The numbers tell a different story: Delta Airlines, which reorganized in bankruptcy, pays an average of $13,210 per employee in pension costs - almost 2/3 *more* than American's pre-bankruptcy cost of $8,102. (Source: 2010 annual reports)

American has more than $4 billion in cash; some of that money should already have been paid into its pension plans. However, Congress, hoping to preserve plans, allowed American to defer the payments. It would be a tragedy if American repaid Congress's generosity by turning around and killing the plans anyway.

PBGC is always ready to provide a safety net to employees whose companies can no longer afford their commitments, but that doesn't mean that it's good for employees and retirees when we do. There are legal limits to the amounts we can pay, and we don't cover retiree health care. That's why PBGC always tries first to preserve plans. We will continue to encourage American to fix its financial problems and still keep its pension plans.

We stand with American's workers and retirees who are concerned about their futures. Many of the airline's employees took lower wages so the plans could continue. Now, it's American's turn to step up so workers aren't short-changed.

About PBGC

PBGC protects the pension benefits of 44 million Americans in 27,500 private-sector pension plans. The agency is directly responsible for paying the benefits of more than 1.5 million people in failed pension plans. PBGC receives no taxpayer dollars and never has. Its operations are financed by insurance premiums and with assets and recoveries from failed plans.

— ### —

PBGC No. 12-12

Share

Contact: Press Office (202) 226-9440

Roe Statement: Hearing on "Examining the Challenges Facing the PBGC and Defined Benefit Pension Plans"

WASHINGTON, D.C. | February 2, 2012 -
We are confronted today with two difficult realities. The first is the financial challenges facing the Pension Benefit Guaranty Corporation. For more than 35 years, PBGC has provided an important safety net to millions of workers in the event a defined benefit pension plan becomes insolvent or terminated. The sheer size of the corporation's responsibilities are quite remarkable, and they continue to grow.

In 2011, PBGC paid benefits to more than 819,000 retirees at a cost of $5.3 billion. At the same time, PBGC assumed responsibility for 152 terminated plans, increasing its obligations to more than 4,300 plans. While the number may pale in comparison to other federal programs like Social Security and Medicare, PBGC still provides a federal backstop for the defined benefit pension plans of roughly 43 million individuals.

Unfortunately, PBGC reports a deficit of $26 billion – and we learned just this week that the burden on PBGC will continue to grow in the months ahead. The events surrounding American Airlines' bankruptcy and its resultant decision to terminate the pension plans of 130,000 workers are deeply troubling. Hostess Brands and Eastman Kodak are also in the process of bankruptcy, and we await word on whether they too will fail to meet their pension obligations.

The decision to declare bankruptcy and terminate a pension plan can involve more than a company's balance sheets and actuarial projections. It can also involve broken promises and the additional struggle workers will face to achieve financial security during their retirement years. Employers have a responsibility to do everything they can to meet their commitments, and help ensure the loss of a job is not exacerbated by the loss of retirement benefits.

This leads us to the second, more difficult reality we must confront: the state of the economy. Far too many employers are operating on thin margins where an unexpected burden can destroy their businesses. We all want to see the finances at PBGC strengthened. However, we must closely examine and fully understand the unintended consequences of our policy decisions.

Excessive increases in premiums and unpredictable costs of defined benefits plans will have a direct impact on employers and job creation. At the same time, if we do not act appropriately we will undermine the financial standing of PBGC and its ability to serve retirees. Congress must remain engaged, and that is why I am concerned about surrendering some of our authority in this area. The oversight and guidance of this committee should continue to play an important role in this debate.

As we move forward, our task is a difficult one: Find a solution that can strengthen PBGC without harming job creation or discouraging participation in our voluntary pension system. There will be no easy answers. However, I am confident that by working together, we can find a responsible solution that protects the interests of employers, workers, retirees, and taxpayers.

Before I close, Director Gotbaum, let me add my voice to those who have raised concerns with mismanagement of certain pension plans by PBGC. The workers who receive benefits through the corporation are already coping with the devastating ordeal of an employer going out of business or choosing to sever ties with their workers' pension plan. It is deeply unfortunate when this difficulty is compounded by poor management at PBGC. Recent reports by PBGC's Inspector General that retirees may not have received proper benefits are disturbing, and I hope you can provide assurances to this committee -- and the nation's workers – that you are implementing a plan to fix these mistakes and prevent them from happening again. We stand ready to assist you in any way we can.

###

EXHIBIT H

Staff Responses

April 5, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Yahoo! Inc.
Incoming letter dated February 10, 2011

The proposal directs the company to formally adopt human rights principles specified in the proposal to guide its business in China and other repressive countries.

We are unable to concur in your view that Yahoo! may exclude the proposal under rule 14a-8(c). In our view, the proponent has submitted only one proposal. Accordingly, we do not believe that Yahoo! may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Yahoo! may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Yahoo! may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Yahoo! may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses on the significant policy issue of human rights. Accordingly, we do not believe that Yahoo! may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Matt S. McNair
Attorney-Adviser

June 24, 20011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: FedEx Corporation
Incoming letter dated May 26, 2011

The proposal asks the board "to adopt a public policy to promote responsible use of company stock by all named executive officers and directors, which policy would bar derivative or speculative transactions involving company stock."

There appears to be some basis for your view that FedEx may exclude the proposal under rule 14a-8(i)(7), as relating to FedEx's ordinary business operations. In this regard, we note that the proposal relates to the "responsible use of company stock" and does not, in our view, focus on the significant policy issue of executive compensation. Accordingly, we will not recommend enforcement action to the Commission if FedEx omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Mark F. Vilardo
Special Counsel

March 14, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wells Fargo & Company
Incoming letter dated December 28, 2010

The proposal requests that Wells Fargo prepare a report to describe the board's actions to ensure that employee compensation does not lead to excessive and unnecessary risk-taking that may jeopardize the sustainability of the company's operations. It further states that the report must disclose specified information about the compensation paid to the 100 highest paid employees.

There appears to be some basis for your view that Wells Fargo may exclude the proposal under rule 14a-8(i)(7), as relating to Wells Fargo's ordinary business operations. In this regard, we believe that the incentive compensation paid by a major financial institution to its personnel who are in a position to cause the institution to take inappropriate risks that could lead to a material financial loss to the institution is a significant policy issue. However, the proposal relates to the compensation paid to a large number of employees without regard to whether the employees are in such a position or are executive officers. Accordingly, we will not recommend enforcement action to the Commission if Wells Fargo omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Wells Fargo relies.

Sincerely,

Reid S. Hooper
Attorney-Adviser

July 27, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: News Corporation
Incoming letter dated May 27, 2010

The proposal relates to executive compensation.

We are unable to concur in your view that News Corporation may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that News Corporation may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Heather L. Maples
Senior Special Counsel

EXHIBIT I

Executive Incentive Program

- In 2007, Mr. Anderson voluntarily waived, while employed by Delta, medical benefits he is eligible to receive under his 2001 agreement with Northwest Airlines, Inc.
- Mr. Anderson has refused any increase in his base salary, which was set at $600,000 when he joined Delta as CEO on September 1, 2007.

Our Employee Commitment

Delta's employees are critical to the company's success. Our strong financial results in 2010 and the successful integration of Delta and Northwest would not have been possible without the dedication and determination of our employees. During 2010, we continued our commitment to promoting a culture of open, honest and direct communications; making Delta a great place to work; and building an environment that encourages employee engagement. Key actions in 2010 include:

- Fulfilling the commitment we made three years ago to provide industry standard base pay rates by the end of 2010 to our non-contract, U.S.-based frontline employees.
- Paying $313 million under Delta's broad-based profit sharing program, in recognition of the achievements of our employees in meeting Delta's financial targets for the year.
- Awarding $26 million under Delta's broad-based shared rewards program, based on the hard work of our employees in meeting on-time arrival, baggage handling and flight completion factor performance goals during 2010.
- Contributing over $1 billion to Delta's broad-based defined contribution and defined benefit retirement plans.

Delta employees in all five union elections held during 2010 voted to reject union representation. Since 2009, Delta employees in nine groups, covering approximately 56,000 employees, have preserved the direct relationship and culture Delta has maintained over the decades.

Executive Compensation Philosophy and Objectives

Our executive compensation philosophy and objectives are directly related to our business strategy. In 2010, our primary business goals included positioning Delta as the global airline of choice; building a diversified, profitable worldwide network and global alliance; and delivering industry-leading financial results.

To achieve these goals, the P&C Committee continued the executive compensation philosophy and objectives from the previous year, concluding this approach remained important to deliver value to stockholders, customers and employees. Our principle objectives are to promote a pay for performance culture which:

- Places a substantial majority of total compensation at risk and utilizes stretch performance measures that provide incentives to deliver value to our stockholders. As discussed below, the payout opportunities for executive officers under our annual and long term incentive plans depend on Delta's financial and operational performance as well as the price of our common stock.
- Closely aligns the interests of management with frontline employees by using many of the same performance measures in both our executive and broad-based compensation programs. Consistent with this objective, our annual incentive plan includes the same goals that drive payouts to frontline employees under our broad-based employee profit sharing and shared rewards programs. Moreover, if there is no payout under the broad-based profit sharing program for a particular year, there will be no payment under the annual incentive plan's financial performance measure and the payment, if any, to executive officers under the annual incentive plan's other performance measures will be made in restricted stock rather than in cash.
- Provides compensation opportunities that assist in motivating and retaining existing talent and attracting new talent to Delta when needed.

The P&C Committee considered these objectives in structuring the executive compensation program after the merger, determining the program should reflect the expanded responsibilities of executive officers in managing a significantly larger airline and provide incentives to promote the successful integration of Delta and Northwest.

Administration of the Executive Compensation Program

The following table summarizes the roles and responsibilities of the key participants under the executive compensation program.

Key Participants	Role and Responsibilities

P&C Committee	The P&C Committee develops, reviews and approves the executive compensation program. In this role, the P&C Committee:
	• Approves Delta's executive compensation philosophy and objectives
	• Ensures that Delta's executive compensation program is designed to link pay with company performance
	• Selects the peer group used to assess the executive compensation program
	• Determines the design and terms of the annual and long term incentive compensation plans
	• Establishes the compensation of the CEO and other executive officers
	• Performs an annual evaluation of the CEO
	• Operates under a written charter that requires the P&C Committee to consist of three or more directors. Each member must:
	    • be "independent" under NYSE rules and Delta's independence standards
	    • qualify as a "non-employee" director under SEC rules
	    • be an "outside director" under Section 162(m) of the Internal Revenue Code
	• Meets in executive session without management

Key Participants	Role and Responsibilities

Independent Compensation Consultant	Since 2007, the P&C Committee has retained Frederic W. Cook & Co. ("Cook") as its independent executive compensation consultant. In this role, Cook:
	• Provides advice regarding:
	  • Delta's executive compensation strategy and programs
	  • the compensation of the CEO and other executive officers
	  • the selection of the peer group used to assess the executive compensation program
	  • general compensation program design
	  • the impact of regulatory, tax, and legislative changes on Delta's executive compensation program
	  • executive compensation trends and best practices
	  • the compensation practices of competitors
	• Meets regularly with the P&C Committee in executive session without management
	• Provides no other services to Delta
	• May work directly with management on behalf of the P&C Committee but this work is always under the control and supervision of the P&C Committee
	The P&C Committee considered Cook's advice when determining executive compensation plan design and award levels in 2010.

Management	Under the supervision of the P&C Committee, Delta's human resources department is responsible for the ongoing administration of the executive compensation program. • The Executive Vice President-HR & Labor Relations and his staff serve the P&C Committee and, in cooperation with Cook, prepare proposed compensation programs and policies for the P&C Committee at the request of the P&C Committee and the CEO The following individuals also are involved in the administration of our executive compensation program: • The CEO makes recommendations to the P&C Committee regarding the compensation of executive officers other than himself • The Chief Financial Officer and his staff evaluate the financial implications of executive compensation proposals and financial performance measures in incentive compensation arrangements • The Vice President — Corporate Audit and Enterprise Risk Management confirms the proposed payouts to executive officers under our annual and long term incentive plans are calculated correctly and comply with the terms of the applicable performance-based plan

Peer Group

We strive to provide competitive compensation to our executives in accordance with our overall philosophy of treating frontline employees fairly and consistently. A key element of our compensation philosophy is to ensure our compensation programs for management and frontline employees align incentives for all Delta people to achieve our business goals. When making compensation decisions for 2010, the P&C Committee compared the actual and proposed compensation of our executive officers to compensation paid to similarly situated executives at companies in our airline industry peer group. We believe peer group data should be used as a

continued. The MIP Restricted Stock will be forfeited if, prior to vesting, the executive officer's employment is terminated by Delta for cause. Since there was a payout under the Profit Sharing Program for 2010, the executive officers received their 2010 MIP award in cash.

The following chart shows the performance measures for executive officers under the 2010 MIP and the actual performance for each measure in 2010.

Performance Measure	Measure Objective	Performance Levels		2010 Actual Performance
FINANCIAL (33% weighting)				
2010 Pre-tax income (1)	Measure of Delta profitability	Threshold	$328 million	$1,941 million, which exceeded maximum level
	Aligns executive incentives with employee Profit Sharing Program	Target	$489 million	200% of target earned
		Maximum	$650 million	
OPERATIONAL (33% weighting)				
Number of monthly goals met under Shared Rewards Program (75% weighting)	Supports strategic focus on customer service	Threshold	16 Shared Rewards goals achieved	9 Shared Rewards goals met, which did not meet threshold level.
	Aligns executive incentives with employee Shared Rewards Program	Target	21 Shared Rewards goals achieved	0% of target earned
		Maximum	26 Shared Rewards goals achieved	
Number of monthly goals met by Delta Connection airlines (25% weighting)	Supports strategic focus on customer service	Threshold	9 Delta Connection goals achieved	11 Delta Connection goals met, which exceeded threshold level but below target
		Target	14 Delta Connection goals achieved	70% of target earned
		Maximum	19 Delta Connection goals achieved	
MERGER INTEGRATION (34% weighting)				
Achievement of merger-related benefits	Supports Delta's commitment to realize quantifiable merger benefits	Threshold	$1,434 million	$2,023 million, which exceeded maximum level
		Target	$1,600 million	200% of target earned
		Maximum	$1,766 million	
ADDITIONAL REQUIREMENTS				
If no payout is made under the employee Profit Sharing Program: • no payment may be made under the financial performance measure; • payment, if any, under the operational and merger integration performance measures may not exceed the participant's 2010 MIP target award opportunity; and • payment, if any, under the other performance measures will be made in restricted stock rather than in cash	Aligns executives and employees			There was a payout under the employee Profit Sharing Program for 2010. Accordingly, executive officers received their 2010 MIP award in cash.

(1) "Pre-tax income" means Delta's annual consolidated pre-tax income calculated in accordance with GAAP and as reported in Delta's SEC filings, but excluding (a) asset write downs related to long-term assets; (b) gains or losses with respect to employee equity securities; (c) gains or losses with respect to extraordinary, one-time or non-recurring events; and (d) expense accrued with respect to the broad-based employee Profit Sharing Program and the 2010 MIP.

The target award opportunities under the 2010 MIP are expressed as a percentage of the participant's base salary. The P&C Committee determined the target award opportunities so the participant's target annual compensation opportunity (base salary plus target 2010 MIP award) is competitive. The target award opportunity was 150% of base salary for Mr. Anderson and Mr. Bastian; 125% for Mr. Gorman; and 100% for the other executive officers.

Payments under the 2010 MIP could range from zero to 200% of the target award opportunity depending on the performance achieved. The P&C Committee sets performance measures at threshold, target and maximum levels for each performance measure, with (1) no payment for performance below the threshold level; and (2) a potential payment of 50% of target for threshold performance, 100% of target for target performance and 200% of target for maximum performance.

Delta achieved the maximum level for the 2010 MIP's financial performance and merger integration performance measures. With respect to the operational performance measures, Delta did not meet the threshold level for the Shared Rewards Program goals, but exceeded the threshold level for the Delta Connection goals. Based on the performance measure weightings and the percent of target earned shown in the table above, executive officers earned 140% of their MIP target opportunity shown in the Grants of Plan-Based Awards Table in this proxy statement. Because Delta was profitable in 2010, there was a $313 million payout under the Profit Sharing Program to approximately 77,000 employees. Accordingly, payments earned by executive officers under the 2010 MIP were made in cash.

Long Term Incentives. The 2010 Long Term Incentive Program ("2010 LTIP") links pay and performance by providing approximately 250 management employees with a compensation opportunity based on Delta's financial performance over a two-year period, and aligns the interests of management and stockholders. The performance measures and goals are the same for the CEO, executive officers and all other participants in this plan. Under the 2010 LTIP, executive officers received an award opportunity consisting of performance awards and restricted stock, as follows:

- This award is provided 50% in a performance award and 50% in restricted stock to balance the incentive opportunity between Delta's financial performance relative to other airlines and its stock price performance. This mix and the other terms of the 2010 LTIP are intended to balance the performance and retention incentives with the high volatility of airline stocks.

- Performance awards are a dollar-denominated long term incentive opportunity payable in common stock to executive officers and in cash to other participants. The payout, if any, of the performance award is based on the cumulative revenue growth and average annual pre-tax income margin ranking over the two-year period ending December 31, 2011 of Delta relative to American Airlines, Continental Airlines, Southwest Airlines, United Airlines and US Airways. These financial measures are weighted equally, and the potential payments may range from zero to 200% of the target award. AirTran Airways and JetBlue Airlines are not included in the performance comparison because changes in their cumulative revenue growth and annual pre-tax income margins are not comparable due to their significantly smaller size relative to the other carriers in the peer group.

- Restricted stock is common stock that may not be sold or otherwise transferred for a period of time, and is subject to forfeiture in certain circumstances. The 2010 LTIP generally provides the restricted stock will vest (which means the shares may then be sold) in two equal installments on February 1, 2011 and February 1, 2012, subject to the officer's continued employment. The value of a participant's restricted stock award will depend on the price of Delta common stock when the award vests.

The 2010 LTIP target awards are the largest component of each executive officer's compensation opportunity, reflecting the P&C Committee's focus on longer term compensation, Delta's financial results relative to peer airlines and Delta's common stock price performance. The P&C Committee determined the target award opportunities so the participant's total direct compensation opportunity is competitive.

The following chart shows the range of potential payments of the performance award based on the cumulative revenue growth and average annual pre-tax income margin ranking of Delta relative to the applicable peer group. The P&C Committee selected these performance measures because superior rankings in these areas should, over time, produce positive stockholder returns.

Rank vs. Airline Peers	2 Year Cumulative Revenue Growth				Rank vs. Airline Peers	2 Year Average Pre-Tax Income Margin				
	% of Target Earned		Weighting	+		% of Target Earned		Weighting	=	% of Target Award Earned
1	200%	x	50%		1	200%	x	50%		200%
2	150%	x	50%		2	150%	x	50%		150%
3	100%	x	50%		3	100%	x	50%		100%
4	75%	x	50%		4	75%	x	50%		75%
5	25%	x	50%		5	25%	x	50%		25%
6	0%	x	50%		6	0%	x	50%		0%

For additional information about the vesting and possible forfeiture of 2010 LTIP awards, see "Post-Employment Compensation — Other Benefits — The 2010 and 2009 Long Term Incentive Programs" in this proxy statement.

2008 and 2009 Long Term Incentive Programs ("LTIP"). In 2008 and 2009, the P&C Committee granted executive officers performance shares under the 2008 LTIP and a performance award under the 2009 LTIP, respectively. Delta reported these award opportunities in its proxy statement for the applicable year.

Like the performance awards granted under the 2010 LTIP, the payout of these award opportunities is based on the cumulative revenue growth and average annual pre-tax income margin ranking of Delta relative to an airline peer group over a designated period. Each of these financial performance measures is weighted equally, and the potential payout may range from zero to 200% of the target award.

Under the 2008 LTIP, the performance shares granted to executive officers are denominated and paid in shares of common stock, with the performance period being the three-year period ended December 31, 2010. Under the 2009 LTIP, the performance awards granted to executive officers are denominated in dollars and paid in shares of common stock, with the performance period being the two-year period ended December 31, 2010.

Under the 2008 LTIP, Delta ranked (1) third in cumulative revenue growth, which earned 100% of target; and (2) second in average annual pre-tax income margin, which earned 150% of target. This resulted in a payout of 125% of target to Mr. Anderson, who had voluntarily waived the accelerated vesting of his outstanding equity awards due to the closing of the Northwest merger on October 29, 2008. In accordance with their terms, the performance shares granted to other executive officers vested and were paid in connection with the merger in October 2008.

Under the 2009 LTIP, Delta ranked (1) fifth in cumulative revenue growth, which earned 25% of target, and (2) second in average annual pre-tax income margin, which earned 150% of target. This resulted in a payout of 87.5% of target to executive officers.

Benefits. The named executive officers receive the same health, welfare and other benefits provided to all Delta employees, except Delta requires officers to obtain a comprehensive annual physical examination. Delta pays the cost of this examination, which is limited to a prescribed set of preventive procedures based on the person's age and gender. Mr. Anderson is eligible to receive certain medical benefits under a 2001 agreement with his former employer, Northwest Airlines, Inc., but Mr. Anderson has voluntarily waived these benefits while employed by Delta. For additional information regarding the 2001 agreement, see "Post-Employment Compensation — Other Benefits — Pre-existing Medical Benefits Agreement Between Northwest and Mr. Anderson" in this proxy statement.

The named executive officers are also eligible for supplemental life insurance, financial planning services, home security services and flight benefits. Delta provides certain flight benefits to all employees and, in 2009,

granted non-management employees two positive space passes for travel anywhere Delta flies (with Delta paying the income tax liability on this benefit). Flight benefits are a low-cost, highly valued tool for attracting and retaining talent, and are consistent with industry practice. The perquisites received by named executive officers represent a small part of the overall compensation for executives and are offered to provide competitive compensation. See the Summary Compensation Table and the related footnotes in this proxy statement for information regarding benefits received in 2010 by the named executive officers.

We do not provide any supplemental executive retirement plans (officers participate in the same on-going retirement plans as our non-contract employees), club memberships or company cars for any named executive officer. Consistent with executive compensation trends and best practices, the P&C Committee eliminated (1) supplemental life insurance for officers during retirement; (2) tax reimbursement for supplemental life insurance and home security services; (3) tax reimbursement for post-employment flight benefits for a person who is first elected an officer on or after June 8, 2009; and (4) loss on sale relocation protection for named executive officers.

Risk Assessment

The P&C Committee requested Cook to conduct a risk assessment of Delta's executive compensation program. Cook independently attested that Delta's executive compensation program does not incent unnecessary risk taking, and the P&C Committee agrees with this assessment. In this regard, the P&C Committee notes the executive compensation program includes a compensation clawback policy for officers; stock ownership guidelines for executive officers; incentive compensation capped at specified levels; an emphasis on longer-term compensation; and the use of multiple performance measures, both annual and long term, which are designed to align executives with preserving and enhancing stockholder value. The clawback policy and the stock ownership guidelines are discussed below.

Executive Compensation Policies

During the last two years, the P&C Committee enhanced the corporate governance features of the executive compensation program by adopting a compensation clawback policy for officers, stock ownership guidelines for executive officers and an equity award grant policy. Additionally, Delta's compliance program under the federal securities laws prohibits officers from engaging in certain securities hedging transactions. A brief discussion of these policies follows.

Clawback Policy. The compensation clawback policy holds officers accountable should any of them ever engage in wrongful conduct. Under this policy, if the P&C Committee determines an officer has engaged in fraud or misconduct that requires a restatement of Delta's financial statements, the P&C Committee may recover all incentive compensation awarded to or earned by the officer for fiscal periods materially affected by the restatement. For these purposes, incentive compensation includes annual and long term incentive awards and all forms of equity compensation.

Stock Ownership Guidelines. Delta's stock ownership guidelines strengthen the alignment between executive officers and stockholders. Under these guidelines, the current executive officers are required to own the following number of shares of Delta common stock by July 24, 2012:

	Number of Shares
CEO	200,000
President	75,000
Executive Vice Presidents	50,000
CFO and General Counsel	40,000

For these purposes, stock ownership includes shares (including restricted stock) owned directly or held in trust by the executive officer or an immediate family member who resides in the same household. It does not include shares an executive officer has the right to acquire through the exercise of stock options. The stock

ownership guideline for the CEO exceeds three times Mr. Anderson's base salary based on the $12.60 closing price of Delta common stock on December 31, 2010. All of our executive officers exceed their required stock ownership level.

Equity Award Grant Policy. Delta's equity award grant policy provides objective, standardized criteria for the timing, practices and procedures used in granting equity awards. Under this policy, the P&C Committee will consider approval of annual equity awards for management employees in the first quarter of the calendar year. Once approved, the grant date of these awards will be the later of (1) the date the P&C Committee meets to approve the awards; and (2) the third business day following the date on which Delta publicly announces its financial results for the most recently completed fiscal year. Equity awards for new hires, promotions or other off-cycle grants may be approved as appropriate and, once approved, these awards will be made on the later of (1) the date on which the grant is approved; and (2) the third business day following the date on which Delta publicly announces its quarterly or annual financial results if this date is in the same month as the grant.

Anti-Hedging Policy. As part of its compliance program under the federal securities laws, Delta prohibits officers from engaging in exchange-traded put and call transactions involving Delta stock, or "short sales" of Delta securities. These short-term, highly leveraged transactions are prohibited because they may create the appearance of unlawful insider trading and, in certain circumstances, present a conflict of interest.

Compensation for Mr. Anderson

The P&C Committee determines the compensation of Mr. Anderson consistent with the approach used for our other executive officers. In accordance with our executive compensation philosophy and to further align the interests of Mr. Anderson and our stockholders, the vast majority of Mr. Anderson's compensation opportunity is at risk and dependent on company and stock price performance.

The following details Mr. Anderson's total compensation for 2010 and 2009.

- Mr. Anderson's total compensation declined in 2010 compared to 2009.
- Mr. Anderson did not receive a salary increase in 2010. His salary has not changed since he joined Delta as CEO on September 1, 2007.
- Mr. Anderson's annual MIP target award has also not changed since he joined Delta. Consistent with the terms of the MIP, the award Mr. Anderson earned under the MIP was paid (1) in cash for 2010 because there was a payout under the broad-based employee Profit Sharing Program for 2010; and (2) in restricted stock for 2009 because there was no payout under the Profit Sharing Program for 2009.
- The P&C Committee increased Mr. Anderson's long term incentive opportunity in 2010 to recognize:
  - Mr. Anderson's outstanding leadership during Delta's merger with Northwest and the seamless integration of the operations of the two airlines.
  - Mr. Anderson's substantially increased responsibilities from Delta's significant increase in size, scope and complexity due to the merger. Delta's total operating revenue was $22.7 billion in 2008 compared to $31.8 billion in 2010.
  - The P&C Committee's emphasis on providing compensation opportunities for executive officers primarily through long term pay for performance programs.
- Mr. Anderson's total compensation in 2010 is substantially below the total compensation of CEOs at other Fortune 100 companies.

The following table shows Mr. Anderson's total compensation for 2010 and 2009.

Year	Salary ($)	Annual Incentive Plan (MIP)		Long Term Incentive Program (LTIP)		All Other Compensation ($)	Total Compensation ($)
		Cash ($)	Restricted Stock ($)	Performance Awards ($)	Restricted Stock ($)		
2010	600,000	1,257,975	0	3,000,000	2,999,999	183,297	8,041,271
2009	600,000	0	1,102,051	2,750,000	2,750,064	1,173,217	8,375,332

See the Summary Compensation Table and the related footnotes in this proxy statement for additional information about Mr. Anderson's compensation.

The P&C Committee believes Mr. Anderson's compensation arrangements create a strong pay and performance linkage, fully align Mr. Anderson's compensation and performance expectations with other employees and closely link his compensation to stockholder interests.

Post-Employment Compensation

Our executive officers do not have employment contracts or change in control agreements. They are eligible to receive certain benefits in the event of specified terminations of employment, including as a consequence of a change in control. These benefits are generally conservative compared with general industry standards.

The severance benefits for our named executive officers are described in "Post-Employment Compensation — Potential Post-Employment Benefits upon Termination or Change in Control" in this proxy statement.

In 2009, the P&C Committee adopted a policy eliminating Excise Tax Reimbursement. Consistent with this policy, the P&C Committee amended the 2009 Officer and Director Severance Plan to eliminate the Excise Tax Reimbursement under that plan, and agreed Delta's future incentive awards will not provide for an Excise Tax Reimbursement.

As discussed above, in 2009, Mr. Anderson voluntarily waived the Excise Tax Reimbursement under his existing arrangements. Following Mr. Anderson's leadership, the executive officers also waived the Excise Tax Reimbursement under their 2008 incentive awards. Accordingly, neither Mr. Anderson nor any other executive officer is eligible to receive Excise Tax Reimbursement under any outstanding plan or incentive award.

Tax and Accounting Impact and Policy

The financial and tax consequences to Delta of the elements of the executive compensation program are important considerations for the P&C Committee when analyzing the overall design and mix of compensation. The P&C Committee seeks to balance an effective compensation program with an appropriate impact on reported earnings and other financial measures.

In making compensation decisions, the P&C Committee considers that Internal Revenue Code Section 162(m) limits deductions for certain compensation to any covered executive to $1 million per year. Under Section 162(m), compensation may be excluded from the $1 million limit if required conditions are met. The 2010 MIP and the performance awards under the 2010 LTIP meet the conditions for exclusion. Delta has substantial net operating loss carryforwards to offset or reduce our future income tax obligations and, therefore, the deduction limitations imposed by Section 162(m) would not impact our financial results at this time.

Equity awards granted under our executive compensation program are expensed in accordance with Statement of Financial Accounting Standards Codification Topic 718, Stock Compensation. For further information regarding the accounting for our equity compensation, see Note 13 of the Notes to Consolidated Financial Statements in the 2010 Form 10-K.

FISMA & OMB Memorandum M-07-16

February 20, 2012

VIA E-MAIL (shareholderproposals@sec.gov) and paper copies

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: Delta Air Lines, Inc. – Stockholder Proposal of Kenneth Wendell Lewis

Ladies and Gentlemen:

I write in response to the letter from counsel for Delta Air Lines, Inc. ("Delta") dated February 10, 2012 requesting that the Staff of the Division of Corporate Finance (the "Staff") concur with Delta's request to omit Kenneth Wendell Lewis' shareholder resolution (the "Proposal") request that the Company adopt new guidelines with regard to executive incentive pay. I respectfully request that the Staff not concur with Delta's request to omit the Proposal from Proxy Materials, as Delta has failed to meet its burden of persuasion to demonstrate that it may properly omit the Proposal.

In accordance with Rule 14a-8(k) under the Securities Exchange Act of 1934, as amended (the "E:(change Act") and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB14D") I have submitted this letter to the Staff via electronic mail at shareholderproposals@sec.gov in addition to mailing paper copies.

Delta believes that the Proposal may be properly excluded from Proxy Materials pursuant to:

1. Delta has asked for no-action relief under Rule 14a-8(b) and Rule 14a-8(f)(1) because Proponent has not provided the requisite proof of stock ownership in response to Delta's request for that information.

2. Rule 14a-8(i)(7) because the Proposal relates to Delta's ordinary business operations; and

3. Rule 14a-8(i)(4) because the Proposal is designed to further a personal interest of the Proponent.

The Proposal includes the following resolution: "That the shareholders of Delta Air Lines, Inc. (Delta) herby request that the Board of Directors initiate a program that prohibits payment, cash or equity, under any incentive program for management or executive officers; (Management Incentive Program or Long Term Incentives to Director or Executive Officers), unless their is an appropriate process to fund the retirement accounts (qualified and non-qualified) of Delta Air Lines pilots who retired on or prior to December 13, 2007. Such accounts would pay the difference between the Final Benefit Determination of the Pension Benefit Guarantee Corporation (PBGC) and the earned retirement of eligible pilots prior to payouts under any of the above, similar or subsequent programs."

The full text of the Proposal and the Proponent's supporting statement is included as Exhibit A to this letter.

Delta has the burden under Rule 14a-8(g) to demonstrate that it is entitled to exclude a proposal. Delta has failed to meet this burden, particularly as Proponent provides additional information herewith rebutting its claim. Each of the Delta's objections is addressed below.

1. Delta claims that the Proponent's proposal should be excluded because Proponent failed to supply a written statement from the record holder of Proponent's share pursuant to Rule 14a-8(b)(2).

Upon request to institution where required shares were held the Proponent was furnished the included letter from Fidelity Investments showing ownership of required shares through the date of

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